October 27, 2005
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010
Attn: Mr. Nili Shah
Dear Mr. Shah:
We have received your letter dated September 13, 2005 regarding our Form 10-K for the fiscal year ended December 31, 2004, our Form 10-Q for the quarter ended March 31, 2005 and our Form 10-Q for the quarter ended June 30, 2005 (SEC File No. 0-00822). The Company’s responses to your comments are provided below. For your convenience we have reproduced the section headings and comments from the letter in italicized text.
Form 10-K for the year ended December 31, 2004
(8) Other Non-Operating Income, Net, page 36
1.	We have reviewed your response to prior comment 6 in our letter dated July 6, 2005. We have the following comments:
•	Please tell us your consideration of paragraph 45 of SFAS 144, whereby gains and losses on the sale of assets are included in operating income, not as a non-operating item. Please also tell us the amount of these gains or losses for each period presented.
RESPONSE:

The Company generates gains or losses from the sale of long-lived assets such as machine tools, manufacturing equipment, computers, software and automobiles. Typically, these are single asset transactions in which the asset being sold is completely depreciated. The Company has historically and consistently presented these gains and losses as non-operating income. These gains and losses have not been material to the historical financial statements. (See SEC Staff Accounting Bulletin: No. 99 – Materiality (“SAB No. 99”) analysis at Attachment I). In future filings the Company will classify these gains and losses in operating income in the income statement to comply with paragraph 45 of SFAS 144.

	6 months	3 months	For year	For year	For year
	ended	ended	ended	ended	ended
	6-30-2005	3-31-2005	12-31-2004	12-31-2003	12-31-2002
Gain (loss) on sale of assets	$(21,557)	(8,383)	67,951	6,034	(71,433)

Mr. Nili Shah
U.S. Securities and Exchange Commission
October 27, 2005

•	We note on page 17 of your amended June 30, 2005 Form 10-Q that cash discounts earned from vendors are also included in non-operating income. Please tell us how you determine it is appropriate to classify such discounts as non-operating income, instead of as a reduction of cost of sales. See EITF 02-16. Please also tell us the amount of these discounts for each period presented.
RESPONSE: The guidance in EITF 02-16 addresses consideration that may take a variety of different forms including “credits” that the customer can apply against trade amounts owed to the vendor. Based upon our interpretation of this guidance, the Company determined it inappropriately classified such discounts, and has assessed the materiality of this error in accordance with SAB No. 99 and has concluded that the error is not material. In future filings the Company will classify discounts earned as a reduction in cost of sales in the income statement. See Attachment II for further discussion.

	6 months	3 months	For year	For year	For year
	ended	ended	ended	ended	ended
	6-30-2005	3-31-2005	12-31-2004	12-31-2003	12-31-2002
Cash discounts	$5,053	3,304	9,509	76,108	83,118
•	Alternatively, if material, please amend your December 31, 2004 Form 10-K and subsequent 2005 Forms 10-Q to correct these classifications. If immaterial, please provide us with your quantitative and qualitative considerations of materiality pursuant to SAB 99.
See each of our SAB 99 analyses noted above as Attachment I and Attachment II. As both of these misstatements impact operating earnings, we also analyzed these misstatements in the aggregate in assessing their materiality to the financial statements. See Attachment II.
(12) Commitments and Contingencies, page 46
2.	We have reviewed your response to prior comment 7 in our letter dated July 6, 2005.

Mr. Nili Shah
U.S. Securities and Exchange Commission
October 27, 2005

Please be advised that loss contingencies should be evaluated independently from any potential claim for recovery for accounting and disclosure purposes. See question 1 Of SAB Topic 5-Y. Accordingly:
•	Please disclose the nature of each loss contingency, independent of your insurance recovery, where there is at least a reasonable possibility that a loss may have been incurred. Please also disclose an estimate of the possible loss or range of loss. Refer to paragraph 10 of SFAS No. 5. Based on your response to prior comment 7, it appears that, at a minimum, your product liability lawsuits in France and England require disclosure in accordance with SFAS No. 5.
RESPONSE:
We have reviewed Question 1 of SAB Topic 5-Y and the provisions of SOP 96-1 and do not believe that the provisions of SOP 96-1 relating to the presentation of a gross liability independent of the asset is appropriate for product liability contingencies. Although Question 1 of SAB Topic 5-Y makes reference to SOP 96-1 it specifically addresses whether an environmental remediation liability or product liability should be recognized on a discounted basis and references paragraph 132 of SOP 96-1 to make that assessment. In addition, the scope paragraphs (100-101) of SOP 96-1, “Environmental Remediation Liabilities” indicate that the SOP only relates to environmental remediation liabilities. As such we believe the nature of the Company’s product liability loss contingencies are outside of the scope of SOP 96-1 per paragraphs 100-101 and should be assessed in the context of SFAS 5.

Below is a summary of our product liability cases and our consideration of SFAS 5 as it relates to each case:

We are one of numerous third party defendants in three product liability cases filed in 1987, 1988 and 1989 by the USS Great Lakes Fleet. All three cases allege that the plaintiff sustained injury as a result of exposure to toxic materials. Cases of this type, known as MARDOC, were transferred under the jurisdiction of US District Judge Weiner. In 1996, Judge Weiner “administratively dismissed” the MARDOC cases. For plaintiffs to reactivate a case they must show a related disease and product identification for each defendant. The insurance company’s attorneys are defending us in these claims but these cases have had no activity since 1996 and we expect little or no activity in these cases. The Company does not believe that it is probable or

Mr. Nili Shah
U.S. Securities and Exchange Commission
October 27, 2005

reasonably possible that a loss has been incurred in these cases or that disclosure is warranted.

On June 28, 1995, an employee had an auto accident and a lawsuit was filed against the Company. In 1996, the claim was settled by the insurance company for the property damage (approximately $4,000) and two adult claimants signed release statements and received a total of approximately $9,000. A third claimant, a minor, had her complaint dismissed without prejudice and can have her complaint filed at any time between now and 2 years beyond her eighteenth birthday (which will be 04/21/07). As of October 26, 2005, a complaint has not been filed. The Company does not believe that it is probable or reasonably possible that a loss has been incurred in this case or that disclosure is warranted.

The Company is a defendant in a product liability case claiming that an Oilgear pressure valve installed in an extrusion press approximately 10 years prior ruptured on October 8, 2001. The plaintiff claims that damages are approximated at $350,000. The company that sold the casting to Oilgear was also named in the suit. A metallurgical test was performed on the metal in January 2003. We have not received the results from the test and we have had no communication from the plaintiff since that time. Since we have not heard anything from them, the insurance company attorney’s opinion is that the test results were in Oilgear’s favor. We do not anticipate any substantive amount of settlement. The Company does not believe that it is probable or reasonably possible that a loss has been incurred in this case or that disclosure is warranted.

The Company was a defendant in a product liability case claiming that the piping on a machine purchased from an Oilgear subsidiary in England was dirty and caused the machine to stop working in 1998. The plaintiff’s claim was for 750,000 British Sterling Pounds. In September 2005 the plaintiff settled for approximately 53,000 British Sterling Pounds (approximately $95,000). The insurance company paid the entire defense costs and the settlement cost. There was no deductible to be paid by Oilgear. Due to the insignificance of the settlement and the fact that the claim was fully covered by insurance, no disclosure was made regarding this settlement.

Mr. Nili Shah
U.S. Securities and Exchange Commission
October 27, 2005

The Company is a defendant in a product liability case in France. The plaintiff is claiming that in 1999 a cracked manifold supplied by Oilgear caused a loss of production on a forging press. On April 12, 2005 a French court ordered the Company’s subsidiary, Oilgear Towler S.A., to pay approximately EUR 1,255,000 (approximately $1,506,000) plus interest to the claimant. According to our attorney the plaintiff now has to generate documents supporting the financial damages number. The plaintiff still has not supplied these documents. When they do, the Company will go back to court to challenge their documents and other technical issues in this case. This case is at least a year away from a settlement and the final loss is undeterminable even though the range of potential exposure has been identified. The insurance company has been handling the case. Management believes that any settlement will be covered by the product liability insurance policy, which has no deductible.

•	Please accrue for those loss contingencies that meet the conditions of paragraph 8 of SFAS No. 5, independent of your insurance recoveries. In other words, please present the gross liability associated with your loss contingencies separately from the related claim for recovery.

RESPONSE:

The Company believes no accruals are warranted for any of the aforementioned cases. In addition, we believe no specific disclosure is warranted for these cases as we believe there is no exposure to the Company due to the product liability insurance policies in place or such disclosures are already covered by our general commitments and contingencies disclosure. The Company believes its general disclosure of product liability exposure in Item 3 and Footnote 12 to the financial statements included in the 2004 Form 10-K is sufficient based on its current open cases and its assessment of the exposure.

•	If material, please amend your December 31, 2004 Form 10-K and subsequent 2005 Forms 10-Q to reflect these amounts. If immaterial, please provide us with your quantitative and qualitative considerations of materiality pursuant to
SAB 99.

RESPONSE:

Mr. Nili Shah
U.S. Securities and Exchange Commission
October 27, 2005

Please refer to our response above. We believe that these items are accounted for appropriately and thus do not require restatement.
Item 9A. Controls and Procedures, page 50
3.	We have reviewed your proposed revisions in response to prior comment 8 in our Letter dated July 6, 2005, and the revised disclosure provided on page 21 of the June 30, 2005 Form 10-Q. Your definition of disclosure controls and procedures does not conform to the definition in Exchange Act Rule 13a-15(e). Therefore, in future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are also not effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

RESPONSE:

The following language will be used in future filings until such time as the Company’s CEO and CFO conclude that the Company’s disclosure controls and procedures are effective:

The Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of such period, the Company’s disclosure controls and procedures are not adequate and effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act and our disclosure controls and procedures are also not effective to ensure that information required to be disclosed in the reports the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Based on the evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of such period, the Company’s

Mr. Nili Shah
U.S. Securities and Exchange Commission
October 27, 2005

disclosure controls and procedures are not adequate and effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.
Consolidated Statements of Cash Flows, page 5
4.	We have reviewed your response to prior comment 10 in our letter dated July 6, 2005. We have the following comments:
•	In future filings, please disclose in further detail the components of “other, net” in your statement of cash flows.
RESPONSE:
We will disclose further detail to the components of “other, net” in future filings.
•	We note that you had classified $1,059,000 in financing fees as an operating activity for the quarter ended March 31, 2005, instead of as a financing activity. We also note that you have classified $520,000 in financing fees as an operating activity for the year ended December 31, 2004, instead of as a financing activity. Please amend your December 31, 2004 Form 10-K and subsequent 2005 Forms 10-Q to correct these classifications. Alternatively, if you believe these misclassifications are immaterial, please provide us with your quantitative and qualitative considerations of materiality pursuant to SAB99.
RESPONSE: We have concluded that the proposed reclassification adjustments are not material. See Attachment III for our evaluation of materiality.
Form 10-Q/A for the quarter ended June 30, 2005
Financial Statements
7.	Gain on Investments, page 12
5.	We have reviewed your response to prior comment 9 in our letter dated July 6, 2005 and note your revised disclosure here and on page 16. Please explain in detail how you determined

Mr. Nili Shah
U.S. Securities and Exchange Commission
October 27, 2005

that the shares of the insurance company belonged to you, rather than the pension plan, given that the original membership interests appear to have been held by the pension plan. Assuming the shares are owned by the plan assets, please clarify why the gain recognized from the demutualization of the insurance company would not be included in the unrecognized actuarial gains associated with your pension plan.

RESPONSE:

After reviewing the underlying policies which were subsequently converted to shares, management confirmed the policies were originally purchased by the Company.

If, on the other hand, these shares belong to you:
•	Please clarify why you believe that the effect of the recognition of these shares is immaterial to your consolidated statement of operations. You state that approximately $188,000 of the gain reported in the first quarter of 2004 should have been recorded in the fourth quarter of 2001, and the remainder of the gain recorded in the first quarter of 2004 should have been recorded in the second quarter of 2004. Therefore, please provide to us your SAB 99 materiality assessment.

RESPONSE: See SAB No. 99 analysis in Attachment IV.

Alternatively, please amend your December 31, 2004 Form 10-K and subsequent 2005 Forms 10-Q to reflect the demutualization in 2001 and the gain on the sale of the shares in the second quarter of 2004. Regardless of whether you amend or provide your SAB 99 materiality assessment, please clarify whether you account for these shares as trading or available for sale securities in accordance with SFAS No. 115 subsequent to 2001.

RESPONSE: The Company did not classify these securities as trading because it is not acquired to be sold in the near term. In addition, the Company does not buy and sell securities with the objective of generating profits on short term differences in price. As such, we determine these to be available for sale securities in accordance with paragraph 12 of SFAS 115.

•	Please tell us your basis in GAAP for recognizing the proceeds from the sale

Mr. Nili Shah
U.S. Securities and Exchange Commission
October 27, 2005

of the shares in operating activities, rather than investing activities, in your statement of cash flows. See paragraph 16.b of SFAS No. 95. Alternatively, if material, please amend your December 31, 2004 Form 10-K and subsequent 2005 Forms 10-Q to correct these classifications. If immaterial, please provide us with your quantitative and qualitative considerations of materiality pursuant to SAB 99.

RESPONSE: After reviewing your comments, we agree that in accordance with paragraph 18 of SFAS 115, and paragraph 16b of SFAS 95, the proceeds from this demutualization should have been classified as cash flows from investing activities rather than cash flows from operating activities. We do not believe this misclassification is material to our financial statements taken as a whole. See attachment IV for our analysis under SAB No. 99.

In addition, please tell us and disclose in future filings the reasons for the remaining change in your selling, general and administrative expenses. For example, these expenses increased by $998,000 in the first quarter of 2005, as compared to the first quarter of 2004. You disclose that $180,000 of the change related to changes in foreign currency exchange rates, $160,000 of the change related to additional legal and accounting fees, and a portion of the change related to increased healthcare, consulting and employee incentive expenses. These increases were offset by the recognition of approximately $300,000 of a gain related to the sale of the shares. Thus, please clarify the reasons for the remaining $958,000 of the increase in selling, general and administrative expenses.
RESPONSE: We believe that our disclosure appropriately addresses the majority of the $958,000 increase and provide the following to increase your understanding. The $300,000 gain related to the sale of shares lowered the net 2004 selling, general and administrative expenses, so when comparing 2005 with 2004, the 2005 expenses would appear higher by $300,000. The sum of the $300,000 and the $180,000 and the $160,000 is $640,000, which explains the majority of the $998,000 increase. The remaining difference is related to many items. In response to your prior letter, we modified our description of the above in our second quarter 10-Q to enhance our disclosure regarding the impact of the demutualization.
6. Please be advised that if you conclude that your prior filings should not be relied upon due to an error, you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

Mr. Nili Shah
U.S. Securities and Exchange Commission
October 27, 2005

Response: Based upon our analysis for the items noted above we believe none of the errors are material to our previously issued financial statements and as such we believe our prior filings may still be relied upon.
—END OF RESPONSES—
In connection with our responses provided above, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Regards,
Thomas J. Price
Vice President, CFO and Secretary

Mr. Nili Shah
U.S. Securities and Exchange Commission
October 27, 2005

Attachment I — Evaluation of Materiality
Reclassification of gains or (losses) from long-lived assets
GUIDANCE FOR ASSESSING MATERIALITY:
APB Opinion 20 – Accounting Changes – defines various types of accounting changes and establishes guidelines for determining the manner of reporting each type. It also covers reporting a correction of an error in previously issued financial statements. It also concludes that correction of a material error in the financial statements of a prior period discovered subsequent to their issuance should be reported as a prior period adjustment and references Paragraph 18 of APB Opinion 9 for guidance of reporting prior period adjustments.
APB Opinion 9 – Reporting the Results of Operations – Paragraph 18 addresses the presentation on the financial statements when a material prior period adjustment is discovered.
SAB No. 99 “expresses the views of the staff that exclusive reliance on quantitative benchmarks to assess materiality in preparing financial statements...is inappropriate”. The Company relies on guidance in SAB No. 99 to determine final materiality of the misstatement discussed above.
SAB No. 99 requires that the materiality of a misstatement must be considered in light of significance of the given misstatement to the users of the financial statements, and the overall nature of the item.
In SAB No. 99, the staff states that numerical thresholds “cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is substantial likelihood that a reasonable person would consider it important.”
BACKGROUND:
The Company has gains and losses from sale or abandonment of long-lived assets and has reported these gains and losses as non-operating income on its earnings statement reported in the 2004 Form 10-K. SFAS 144 requires these gains and losses to be reported as income from operations. The question then arises, what is our responsibility to change our prior financial statements to

Mr. Nili Shah
U.S. Securities and Exchange Commission
October 27, 2005

reflect a reclassification of these gains and losses from non-operating to operating income or loss. We looked to SAB No. 99 for guidance.
QUANTITATIVE FACTORS:
Balance sheet:

There would be no adjustments in the balance sheet

Statement of cash flows:

There would be no adjustments to the cash flows.

Earnings statement:

There would be no adjustments to the Net earnings. The amounts of gains or (losses) reported in “Other non-operating income, net” would be reported in “Operating income or (loss)”. The absolute percent change to operating income or (loss) would be 0.8%, 0.7%, 2.8%, 0.6% and 1.7% for first six months in 2005, first three months of 2005, fiscal year 2004, fiscal year 2003 and fiscal year 2002, respectively. However, a financial statement user may be interested in the percent of operating income to net sales. If the adjustment would be made, the change in the percent of operating income to net sales would be (0.1)%, (0.1)%, 0.1%, 0.1% and 0.0% for first six months in 2005, first three months of 2005, fiscal year 2004, fiscal year 2003 and fiscal year 2002, respectively.

QUALITATIVE FACTORS:
The Company does not believe that the users of the Company’s financial statements would consider the adjustments to be material. The conclusion is based on the following:
The earnings and loss trend is not affected and the operating income (loss) is not significantly affected by the misstatement as follows:

Operating income (loss)
	As filed	Adjustments	As adjusted	% change
2002	$(4,175,595)	(71,443)	(4,247,028)	1.7%
2003	(1,092,964)	6,034	(1,086,930)	0.6%
2004	2,436,444	67,951	2,504,395	2.8%
2005 first 3 months	1,139,615	(8,383)	1,131,232	0.7%
2005 first 6 months	2,604,372	(21,557)	2,582,815	0.8%

Mr. Nili Shah
U.S. Securities and Exchange Commission
October 27, 2005

     The largest change in percent of operating income to net sales would be one tenth of one percent as per the following table.

Operating income (loss) as a percentage to net sales
		% operating	% operating
		income (loss)	income (loss
	Net	to net sales	to net sales
	sales	as filed	as adjusted	Difference

2002	$75,300,172	(5.6)%	(5.6)%	0.0%
2003	80,985,844	(1.4)%	(1.3)%	0.1%
2004	94,426,857	2.6%	2.7%	0.1%
2005 first 3 months	26,042,487	4.4%	4.3%	(0.1)%
2005 first 6 months	51,554,358	5.1%	5.0%	(0.1)%
The Company is listed on the Nasdaq Small Cap Stock Market, is thinly traded and is not regularly followed by analysts. The shares outstanding reported on the Company proxies filed in 2001, 2002, 2003, 2004 and 2005 were 1,943,988, 1,937,886, 1,955,398, 1,957,898 and 1,991,766, respectively and the directors and employees owned approximately 53%, 54%, 54%, 57% and 57%, respectively. The Company believes it has less than 500 shareholders of record from 2001 through 2004.
The status of the Company’s compliance under the financial covenants included in its bank finance agreements for years 2002 through 2004 and for the 2005 interim periods would not have changed if the Company recorded the adjustments.
The misstatement has no impact on earnings and as such has no impact on management bonuses.
The misstatement does not conceal any unlawful transactions.
Since the Company has less than 500 shareholders and more than 50% of the shares are owned by directors and employees and another approximately 15% of the shares owned by two shareholders who are not employees, any benefit of a restatement to our shareholders is outweighed by the costs of a restatement.
CONCLUSION:
The Company believes that the proposed restatement adjustments are immaterial to all financial statements, would not be considered significant or important to a financial

Mr. Nili Shah
U.S. Securities and Exchange Commission
October 27, 2005

statement user, and would not change an investor’s evaluation of the Company’s financial position or performance. The overall tone of SAB No. 99 stresses the importance of the qualitative factors in evaluating the materiality of an adjustment. Based on these factors, the Company concludes that restatement of prior period financial statements is not necessary or appropriate because the adjustment to reclassify the gains and losses would not be material. However, as noted in the Company response, in future filings, the Company will classify these gains and losses in operating income.

Mr. Nili Shah
U.S. Securities and Exchange Commission
October 27, 2005

Attachment II — Evaluation of Materiality
Reclassification of discounts taken
GUIDANCE FOR ASSESSING MATERIALITY:
In assessing the impact of this item, we used the same guidance as discussed in Attachment I
Background:
The Company receives cash discounts from vendors for early payment of invoices (eg. 1% 10 days or net 30). These discounts have been reported as non-operating income on its earnings statement reported in the 2004 10-K. With the guidance of EITF 02-16 the Company determined that these discounts are to be reported as income from operations as a reduction to cost of sales. The question then arises, what is our responsibility to change our prior financial statements to reflect a reclassification of these gains and losses from non-operating to operating income. We looked to SAB No. 99 for guidance.
QUANTITATIVE FACTORS:

Balance sheet:

There would be no adjustments in the balance sheet.

Statement of cash flows:

There would be no adjustments to the cash flows.

EARNINGS STATEMENT:

There would be no adjustments to the Net earnings. The amounts of gains or (losses) reported in “Other non-operating income, net” would be reported in cost of sales within “Operating income or (loss)”. The percent change to gross profit would be 0.05%, 0.04%, 0.04%, 0.41% and 0.58% for the first six months of 2005, the first three months of 2005, and for the fiscal years 2004, 2003 and 2002, respectively. The percent change to operating income or (loss) would be 0.2%, 0.3%, 0.4%, 7.0% and

Mr. Nili Shah
U.S. Securities and Exchange Commission
October 27, 2005

2.0% for the first six months of 2005, the first three months of 2005 and for the fiscal years 2004, 2003 and 2002, respectively.
QUALITATIVE FACTORS:
The Company is listed on the Nasdaq Small Cap Stock Market, is thinly traded and is not regularly followed by analysts. The shares outstanding reported on the Company proxies filed in 2001, 2002, 2003, 2004 and 2005 were 1,943,988, 1,937,886, 1,955,398, 1,957,898 and 1,991,766, respectively and the directors and employees owned approximately 53%, 54%, 54%, 57% and 57%, respectively. The Company believes it has less than 500 shareholders of record from 2001 through 2004.

The status of the Company’s compliance under the financial covenants included in its bank finance agreements for years 2002 through 2004 and for the 2005 interim periods would not have changed if the Company recorded the adjustments.

The misstatement has no impact on earnings and as such has no impact on management bonuses.

The misstatement does not conceal any unlawful transactions.

Since the Company has less than 500 shareholders and more than 50% of the shares are owned by directors and employees and another approximately 15% of the shares owned by two shareholders who are not employees, any benefit of a restatement to our shareholders is outweighed by the costs of a restatement.

The Company does not believe that the users of the Company’s financial statements would consider this reclassification to be material. The conclusion is based on the following:

The earnings and loss trend is not affected and the operating income (loss) is not significantly affected by the misstatement as follows:

Operating income (loss)
	As filed	Adjustments	As adjusted	% change

2002	$(4,175,595)	83,118	(4,092,477)	2.0%
2003	(1,092,964)	76,108	(1,016,856)	7.0%
2004	2,436,444	9,509	2,445,953	0.4%
2005 first 3 months	1,139,615	3,304	1,142,919	0.3%
2005 first 6 months	2,604,372	5,053	2,609,425	0.2%

Mr. Nili Shah
U.S. Securities and Exchange Commission
October 27, 2005

The Company also assessed the combined impact of both of these adjustments on operating income as follows:

Operating income (loss)		As adjusted	Attach II	As adjusted	%change after
	As filed	Attach I	Adjustment	Attach II	Attachment I &II

2002	$(4,175,595)	(4,247,028)	83,118	(4,163,910)	0.3%
2003	(1,092,964)	(1,086,930)	76,108	(1,010,822)	7.5%
2004	2,436,444	2,504,395	9,509	2,513,904	3.2%
2005 first 3 months	1,139,615	1,131,232	3,304	1,134,536	0.5%
2005 first 6 months	2,604,372	2,582,815	5,053	2,587,868	0.6%
CONCLUSION:
The Company believes that the proposed restatement adjustments are immaterial to all financial statements, would not be considered significant or important to a financial statement user, and would not change an investor’s evaluation of the Company’s financial position or performance. The overall tone of SAB No. 99 stresses the importance of the qualitative factors in evaluating the materiality of an adjustment. Based on these factors, the Company concludes that restatement of prior period financial statements is not necessary or appropriate because the adjustment to reclassify these discounts would not be material. However, as noted in the Company response, the future filings, the Company will classify these discounts in cost of sales in the income statement.

Mr. Nili Shah
U.S. Securities and Exchange Commission
October 27, 2005

Attachment III — Evaluation of Materiality
Reclassification of bank Financing Fees from cash used by operating activities to cash used by financing activities
GUIDANCE FOR ASSESSING MATERIALITY:
In assessing the impact of this item, we used the same guidance as discussed in Attachment I.
BACKGROUND:
During the process of obtaining a bank financing agreement the Company capitalized costs related to the bank financing and presented the cash outflow as an operating activity for the year ended December 31, 2004 and the first quarter ended March 31, 2005. The Company capitalized $448,038 of bank fees in fiscal year 2004 and $1,146,178 in the three month period ended March 31, 2005. In the second quarter the Company received a reimbursement of $87,527.88 of bank fees charged in the first quarter. The Company started amortizing these fees in February 2005 when the new financing arrangement closed. The amount of amortization for the three month period ended March 31, 2005 was $100,000 and for the six month period was $250,000. In the first quarter Form 10-Q for 2005 and Form 10-Q for the period ended June 30, 2005 the Company disclosed the approximate amount of the bank fees relating to the new financing and the amortization of these fees in Management’s Discussion and Analysis of Financial Conditions and Results of Operations. In the Form 10-Q for the first six months ended June 30, 2005, the Company presented the cash flow of these fees net of amortization in the financing activity of the cash flows statement and we should have presented the total bank fees as financing and the amortization of these fees as operating. The question then arises, what is our responsibility to change our prior financial statements to reflect the reclassification in the prior periods. We looked to SAB No. 99 for guidance.
QUANTITATIVE FACTORS:

Balance sheet:

There would be no adjustments in the balance sheet.

Statement of cash flows:

Mr. Nili Shah
U.S. Securities and Exchange Commission
October 27, 2005

There would be a reclassification to the cash flows statement from the operating activity to the financing activity as follows.

	6 months	3 months	For year
	ended	ended	ended
	6-30-2005	3-31-2005	12-31-2004
AS REPORTED
Net cash provided (used) by operating activities	$(530,999)	(5,035,567)	423,554
Net cash provided (used) by financing activities	1,898,699	4,750,857	(1,404,022)
ADJUSTMENTS
Net cash provided (used) by operating activities from capitalizing bank fees	—	1,146,178	448,038
Net cash provided (used) by operating activities from amortizing bank fees	250,000	(100,000)	—
Net cash provided (used) by financing activities from capitalizing bank fees	—	(1,146,178)	(448,038)
Net cash provided (used) by financing activities from amortizing bank fees	(250,000)	100,000	—
AS ADJUSTED
Net cash provided (used) by operating activities	$(780,999)	(3,989,389)	871,592
Net cash provided (used) by financing activities	2,148,699	3,704,679	(1,852,060)

Mr. Nili Shah
U.S. Securities and Exchange Commission
October 27, 2005

Earnings statement:

There would be no adjustments in the earnings statement.

QUALITATIVE FACTORS:
The Company is listed on the Nasdaq Small Cap Stock Market, is thinly traded and is not regularly followed by analysts. The shares outstanding reported on the Company proxies filed in 2001, 2002, 2003, 2004 and 2005 were 1,943,988, 1,937,886, 1,955,398, 1,957,898 and 1,991,766, respectively and the directors and employees owned approximately 53%, 54%, 54%, 57% and 57%, respectively. The Company believes it has less than 500 shareholders of record from 2001 through 2004.
The status of the Company’s compliance under the financial covenants included in its bank finance agreements for years 2002 through 2004 and for the 2005 interim periods would not have changed if the Company recorded the adjustments.
The misstatement has no impact on earnings and as such has no impact on management bonuses.
The misstatement does not conceal any unlawful transactions.
Since the Company has less than 500 shareholders and more than 50% of the shares are owned by directors and employees and another approximately 15% of the shares owned by two shareholders who are not employees, any benefit of a restatement to our shareholders is outweighed by the costs of a restatement.
The Company identified the mistake and presented the bank fees net of amortization as a financing activity in the Statements of cash flows for the six month period and quarter ended June 30, 2005. The Company also disclosed the approximate total of the bank fees capitalized and the amount of the amortization in the first and second quarter 2005 Forms 10-Q. We believe that the disclosure of these fees was sufficient for a reader to understand the financing transaction and the impact on the Company’s cash flows.
CONCLUSION:
The Company believes that the proposed restatement adjustments are immaterial to all financial statements, would not be considered significant or important to a financial

Mr. Nili Shah
U.S. Securities and Exchange Commission
October 27, 2005

statement user, and would not change an investor’s evaluation of the Company’s financial position or performance. The overall tone of SAB No. 99 stresses the importance of the qualitative factors in evaluating the materiality of an adjustment. Based on these factors, the company concludes that restatement of prior period financial statements is not necessary or appropriate because the adjustment to reclassify the cash flows from bank financing fees would not be material. However, as noted in the Company response, in future filings, the Company will classify these cash flows from bank financing fees in the financing activities of the cash flows statement.

Mr. Nili Shah
U.S. Securities and Exchange Commission
October 27, 2005

Attachment IV — Evaluation of Materiality
Shares from a 2001 demutualization recorded in 2004
GUIDANCE FOR ASSESSING MATERIALITY:
In assessing the impact of this item, we used the same guidance as discussed in Attachment I.
BACKGROUND:
The Company has insurance policies that were used to fund retirement programs in the 1950’s and 1960’s. A few retirees are still being paid from these fully paid up policies. The insurance company that issued these policies went through a demutualization in 2001 but the Company recorded the asset at a fair market value of approximately $305,000 in the first quarter of 2004 and recorded income at that time. The shares were sold in the second quarter of 2004 for a slightly high price, approximately $2,000 which was recognized in the second quarter of 2004. The question then arises, what is our responsibility to change our prior financial statements to reflect a correction of an error related to the 2001 demutualization. We looked to SAB No. 99 for guidance.
QUANTITATIVE FACTORS:

Balance sheet:

The adjustment would result in an increase of total assets of .29%, .40%, .42% and 0%, respectively, at December 31, 2001, 2002, 2003 and 2004; an increase in retained earnings of ..86%, 1.19%, 1.37% and 0% at December 31, 2001, 2002, 2003 and 2004, respectively; and would have added a line to accumulated other comprehensive income (“Equity adjustments for securities available for sale”) at December 31, 2001, 2002, 2003 and 2004 with balances increasing equity by $21,835, $75,374, $101,052 and $0, respectively. Also see Exhibit A.

Statement of cash flows:
There would be a reclassification to the cash flows statement from the operating activity to the investing activity from the sale of shares received from the demutualization as follows.

For year
ended
12-31-2004
AS REPORTED
Net cash provided (used) by operating activities	423,554
Net cash provided (used) by investing activities	(1,177,873)
ADJUSTMENTS
Net cash provided (used) by operating activities	(307,183)
Net cash provided (used) by investing activities	307,183
AS ADJUSTED
Net cash provided (used) by operating activities	116,371
Net cash provided (used) by investing activities	(870,690)

The approximately $307,000 proceeds from the sales of these shares resulted in an approximately $119,000 gain. The shares had a value in 2001 of approximately

Mr. Nili Shah
U.S. Securities and Exchange Commission
October 27, 2005

$188,000. This was a non cash transaction as we received these shares in exchange for a membership in a mutual insurance company with no basis. As you noted in your comments, the proceeds received in 2004 should have been presented in the cash flows as net cash from investments and the realized gain would have been reflected in income from operations.

The Company is considered a micro cap stock on the NASDAQ Small Cap Stock Market, is thinly traded and is not regularly followed by any analyst. The approximate value of the shares was disclosed to readers of our financial statements in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation in the March 31, 2005 and June 30, 2005 Forms 10-Q. We believe a reader of the Company financial statements would not benefit from restating past financial statements to correct the classification of these cash flows. We will correct the classification in future statements.

Earnings statement:

The adjustments decrease the reported net loss in 2001, 2002 and 2003 by $187,781, $2,184 and $3,930, respectively, and decrease the net earnings by $193,895 in 2004. The percentage these adjustments are to “Net sales” is .23%, .002%, .004% and .21% for the years ended December 31, 2001, 2002, 2003 and 2004, respectively. The adjustment for 2001 and 2004 was significant when compared to “Net earnings (loss) before income taxes and minority interest” and “Net earnings”. The net earnings (loss) before income taxes and minority interest reported for 2001 and 2004 before the adjustment was approximately ($1,488,000) and $1,147,000, respectively. The net earnings (loss) reported for 2001 and 2004 before the adjustment was approximately ($1,801,000) and $423,000, respectively. The adjustment as a percent of the reported 2001 and 2004 reported net earnings (loss) before income taxes and minority interest is 12.6% and 16.9%, respectively, and 10.4% and 45.9%, respectively, of net earnings (loss). The adjustment would have changed the reported net loss for the fourth quarter of 2001 from a loss of approximately $198,000 to a net loss of approximately $10,000 and the reported net earnings for the first and second quarters of 2004 from net earnings of approximately $10,000 and $3,000, respectively, to a net loss of approximately $302,000 and net earnings of approximately $121,000, respectively.

Although the changes to “net earnings (loss) before income taxes and minority interest” and “net earnings” are significant as a percentage of net earnings in 2001

Mr. Nili Shah
U.S. Securities and Exchange Commission
October 27, 2005

and 2004 the absolute dollar amounts are not significant for a Company our size. As a result, we have analyzed many qualitative factors in addition to the quantitative factors above. Also see Exhibit A.
QUALITATIVE FACTORS:
A reader of our financial statements would properly conclude that the Company was starting to recover in 2004 with close to a break even year with or without the restatement. We believe the market perceived our 2004 results as break even, and we do not believe that perception would be changed whether we had net earnings of $442,000, or $229,000.
The readers will not benefit from the cost of a restatement that changes the return on net sales by 0.21% in 2004, approximately 0.00% in 2003 and 2002, and 0.23% in 2001. A restatement could be a detriment to the share price of the Company’s stock just as the Company is recovering from a recession.
Net earnings (loss) before income taxes and minority interest

	As filed	As adjusted
2001	$(1,487,627)	(1,299,846)
2002	(5,250,952)	(5,248,768)
2003	(2,325,472)	(2,321,542)
2004 Q1	143,478	(168,326)
2004 Q2	330,009	136,114
2004 Q3	426,355	426,355
2004 Q4	247,289	247,289
2004	1,147,131	953,236
The Company is listed on the Nasdaq Small Cap Stock Market, is thinly traded and is not regularly followed by analysts. The shares outstanding reported on the Company proxies filed in 2001, 2002, 2003, 2004 and 2005 were 1,943,988, 1,937,886, 1,955,398, 1,957,898 and 1,991,766, respectively and the directors and employees owned approximately 53%, 54%, 54%, 57% and 57%, respectively. The Company believes it has less than 500 shareholders of record from 2001 through 2004.
The price of the Company’s stock apparently was not affected by the approximately $300,000 increase in net earnings due to the misstatement in the first quarter of 2004 related to the insurance company demutualization. The average closing price for the Company’s shares was $4.71 the six months before the first quarter 2004 earnings release and $4.21 for the six months after the earnings release. We have compared the closing price of Oilgear stock during the periods before and after our press releases from 2001 to current (See Exhibit A). Most of the earnings press releases had no or very little affect on the price of Oilgear’s stock except for the third quarter of 2004 which was the first quarter Oilgear reported significant net earnings since the second quarter of 2001. The stock closing price increased approximately 57% the day the third quarter of 2004 earnings press release was made public. The first and second quarters of 2005 press releases increased the stock price by approximately 21% and 10%, respectively, because of the significant increase in net earnings due to the economic recovery. However, the two most significant changes that occurred during this period had nothing to do with earnings. The stock price increased by approximately 70% on 6-17-2005 when the day trader bulletin boards posted incorrect information about Oilgear being an energy stock. The volume that day was 525,975 shares on 2,319 total trades. The total volume from 1-1-2001 through 6-16-2005 was 2,561,915 on 7,417 trades. Secondly, the press release on August 26, 2005 about the possible delisting resulted when we filed an incomplete Form 10-Q as our auditors had not completed their review of the second quarter 2005 10-Q, and resulted in a 20% decrease in the price of Oilgear stock.
The status of the Company’s compliance under the financial covenants included in its bank finance agreements for years 2002 through 2004 and for the 2005 interim periods would not have changed if the Company recorded the adjustments.

Mr. Nili Shah
U.S. Securities and Exchange Commission
October 27, 2005

The bank with which in 2005 the Company entered into the current bank finance agreement is aware of the misstatement and has accepted the Company’s financial statements.
The Company’s variable compensation plan (“Bonus plan”) has $1,000,000 consolidated net earnings as a minimum before any bonus compensation can be paid. Since the minimum consolidated net earnings was not met from 2001 to 2004 no bonus compensation was paid to management for any of those years. The adjustment for 2001 through 2004 would not have caused the consolidated net earnings to meet the $1,000,000 minimum. Therefore, there was no impact on bonus compensation to the Company’s employees.
The misstatement does not conceal any unlawful transactions.
Since the Company has less than 500 shareholders and more than 50% of the shares are owned by directors and employees and another approximately 15% of the shares owned by two shareholders who are not employees, any benefit of a restatement to our shareholders is outweighed by the costs of a restatement.
In addition, the shares received from the demutualization are the first time the Company has ever experienced such a transaction. The insurance company did not send us stock certificates but set up an account with a broker in the Company’s name. The Company assumed the shares belonged to the Oilgear Trust. It first became clear to the Company in the first quarter of 2004 that the Company owned shares of stock in the insurance company. This delay, from 2001 to 2004, gave the Company an opportunity to sell these shares at a higher price resulting in an approximately $119,400 gain.
The earnings and loss trend is not significantly affected by the misstatement as follows:

			Net earnings (loss)
	As filed	EPS	As adjusted	EPS
2001	$(1,801,031)	$(0.92)	(1,613,250)	$(0.83)
2002	(5,558,798)	(2.85)	(5,556,614)	$(2.85)
2003	(1,793,431)	(0.92)	(1,789,501)	$(0.92)
2004 Q1	9,602	.00	(302,202)	$(0.15)
2004 Q2	3,255	.00	121,165	$0.06
2004 Q3	201,618	0.10	201,618	$0.10
2004 Q4	208,464	0.11	208,464	$0.11
2004	422,939	.22	229,044	$0.12

Mr. Nili Shah
U.S. Securities and Exchange Commission
October 27, 2005

The adjustments are the result of a one-time event, the demutualization of an insurance company, which is not part of the Company’s normal reoccurring business transactions.
CONCLUSION:
The Company believes that the proposed restatement adjustments are immaterial to all financial statements, would not be considered significant or important to a financial statement user, and would not change an investor’s evaluation of the Company’s financial position or performance. The overall tone of SAB No. 99 stresses the importance of the qualitative factors in evaluating the materiality of an adjustment. Based on these factors, the Company concludes that restatement adjustments are not material.

EXHIBIT A	THE OILGEAR COMPANY

				Total	Total		Accumulated	Accumulated
Date	High	Low	Close	Trades	Volume	Press releases	volume	trades
01/02/01	$10.00	$10.00	$10.00	6	2,500		2,500	6
01/03/01	$9.88	$9.88	$9.88	2	1,900		4,400	8
01/04/01	—	—	$9.88	—	1		4,400	8
01/05/01	$10.50	$10.00	$10.00	4	700		5,100	12
01/08/01	$10.50	$10.00	$10.00	2	600		5,700	14
01/09/01	$10.00	$9.81	$9.81	6	3,200		8,900	20
01/10/01	$10.38	$10.00	$10.00	3	700		9,600	23
01/11/01	$10.25	$9.81	$10.00	5	1,700		11,300	28
01/12/01	$10.25	$10.00	$10.00	3	700		12,000	31
01/16/01	$10.00	$9.88	$10.00	5	1,935		13,935	36
01/17/01	$10.13	$10.00	$10.00	3	600		14,535	39
01/18/01	$10.50	$9.94	$9.94	11	1,950		16,485	50
01/19/01	$10.25	$9.94	$10.00	4	3,500		19,985	54
01/22/01	$10.00	$9.88	$10.00	3	1,375		21,360	57
01/23/01	—	—	$10.00	—	1		21,360	57
01/24/01	—	—	$10.00	—	1		21,360	57
01/25/01	—	—	$10.00	—	1		21,360	57
01/26/01	—	—	$10.00	—	1		21,360	57
01/29/01	—	—	$10.00	—	1		21,360	57
01/30/01	—	—	$10.00	—	1		21,360	57
01/31/01	$10.25	$10.00	$10.25	4	500		21,860	61
02/01/01	—	—	$10.25	—	1		21,860	61
02/02/01	—	—	$10.25	—	1		21,860	61
02/05/01	$10.38	$9.88	$9.88	12	3,600		25,460	73
02/06/01	—	—	$9.88	—	1		25,460	73
02/07/01	—	—	$9.88	—	1		25,460	73
02/08/01	$9.88	$9.69	$9.88	3	2,200		27,660	76
02/09/01	$9.00	$8.94	$8.94	26	43,400		71,060	102
02/12/01	$9.69	$8.94	$9.00	6	29,200		100,260	108
02/13/01	$9.00	$8.94	$8.94	3	1,500		101,760	111
02/14/01	$8.94	$8.94	$8.94	1	600		102,360	112
02/15/01	$9.13	$9.13	$9.13	3	1,000		103,360	115
02/16/01	—	—	$9.13	—	1		103,360	115
02/20/01	$9.72	$9.06	$9.06	4	1,000		104,360	119
02/21/01	$9.06	$9.06	$9.06	2	2,000		106,360	121
02/22/01	—	—	$9.06	—	1		106,360	121
02/23/01	—	—	$9.06	—	1		106,360	121
02/26/01	—	—	$9.06	—	1		106,360	121
02/27/01	$8.94	$8.94	$8.94	2	750		107,110	123
02/28/01	—	—	$8.94	—	1		107,110	123
03/01/01	—	—	$8.94	—	1		107,110	123
03/02/01	$9.31	$9.31	$9.31	1	100		107,210	124
03/05/01	$9.00	$9.00	$9.00	1	100		107,310	125
03/06/01	$8.88	$8.88	$8.88	1	300		107,610	126
03/07/01	—	—	$8.88	—	1		107,610	126
03/08/01	$8.88	$8.63	$8.63	3	300		107,910	129
03/09/01	$8.38	$8.25	$8.25	2	400		108,310	131
03/12/01	—	—	$8.25	—	1		108,310	131
03/13/01	$9.00	$9.00	$9.00	1	700		109,010	132
03/14/01	—	—	$9.00	—	1		109,010	132
03/15/01	—	—	$9.00	—	1	Annual earnings press release	109,010	132
03/16/01	—	—	$9.00	—	1		109,010	132
03/19/01	$8.98	$8.25	$8.25	3	400		109,410	135
03/20/01	$8.25	$8.25	$8.25	2	500		109,910	137
03/21/01	—	—	$8.25	—	1		109,910	137
03/22/01	$8.14	$8.13	$8.14	2	2,600		112,510	139
03/23/01	$8.03	$8.03	$8.03	6	1,800		114,310	145
03/26/01	—	—	$8.03	—	1		114,310	145
03/27/01	—	—	$8.03	—	1		114,310	145
03/28/01	—	—	$7.96	—	1	Correction of annual earnings release	114,310	145
03/29/01	$8.05	$7.94	$7.94	22	2,700		117,010	167
03/30/01	$7.56	$7.50	$7.50	6	13,300		130,310	173

EXHIBIT A	THE OILGEAR COMPANY

				Total	Total		Accumulated	Accumulated
Date	High	Low	Close	Trades	Volume	Press releases	volume	trades
04/02/01	$7.55	$7.16	$7.16	4	500		130,810	177
04/03/01	—	—	$7.16	—	1		130,810	177
04/04/01	—	—	$7.16	—	1		130,810	177
04/05/01	$7.38	$7.38	$7.38	1	100		130,910	178
04/06/01	—	—	$7.38	—	1		130,910	178
04/09/01	$7.82	$7.82	$7.82	1	100		131,010	179
04/10/01	$7.12	$7.12	$7.12	1	200		131,210	180
04/11/01	$7.09	$5.87	$5.87	9	1,178		132,388	189
04/12/01	$7.04	$6.75	$7.00	5	4,500		136,888	194
04/16/01	—	—	$7.00	—	1		136,888	194
04/17/01	$6.95	$6.75	$6.75	4	7,100		143,988	198
04/18/01	$7.00	$6.50	$6.50	12	8,600		152,588	210
04/19/01	$7.00	$6.60	$6.65	6	4,400		156,988	216
04/20/01	$7.05	$6.70	$6.70	4	11,983		168,971	220
04/23/01	$7.10	$7.05	$7.10	6	800		169,771	226
04/24/01	—	—	$7.10	1	600		170,371	227
04/25/01	$7.72	$6.75	$6.80	10	23,400		193,771	237
04/26/01	—	—	$6.80	—	1		193,771	237
04/27/01	—	—	$6.80	—	1		193,771	237
04/30/01	—	—	$6.80	—	1		193,771	237
05/01/01	$7.72	$7.55	$7.72	3	600		194,371	240
05/02/01	—	—	$7.72	—	1		194,371	240
05/03/01	$7.96	$7.96	$7.96	1	100		194,471	241
05/04/01	—	—	$7.96	—	1		194,471	241
05/07/01	—	—	$7.96	—	1		194,471	241
05/08/01	$7.00	$6.91	$7.00	2	635	Quarterly earnings press release	195,106	243
05/09/01	$7.10	$7.10	$7.10	2	250		195,356	245
05/10/01	—	—	$7.10	—	1		195,356	245
05/11/01	$7.25	$7.25	$7.25	1	300		195,656	246
05/14/01	—	—	$7.25	—	1		195,656	246
05/15/01	$7.25	$7.25	$7.25	2	400		196,056	248
05/16/01	$7.50	$7.50	$7.50	5	2,250		198,306	253
05/17/01	$7.45	$7.45	$7.45	1	1,000		199,306	254
05/18/01	$7.40	$7.40	$7.40	4	3,100		202,406	258
05/21/01	$7.88	$7.35	$7.75	5	1,300		203,706	263
05/22/01	—	—	$7.75	—	1		203,706	263
05/23/01	$7.90	$7.88	$7.88	6	1,940		205,646	269
05/24/01	$7.50	$7.50	$7.50	1	100		205,746	270
05/25/01	—	—	$7.50	—	1		205,746	270
05/29/01	—	—	$7.50	—	1		205,746	270
05/30/01	—	—	$7.50	—	1		205,746	270
05/31/01	—	—	$7.50	—	1		205,746	270
06/01/01	—	—	$7.50	—	1		205,746	270
06/04/01	—	—	$7.50	—	1		205,746	270
06/05/01	$7.75	$7.75	$7.75	2	600		206,346	272
06/06/01	—	—	$7.75	—	1		206,346	272
06/07/01	—	—	$7.75	—	1		206,346	272
06/08/01	—	—	$7.75	—	1		206,346	272
06/11/01	—	—	$7.75	—	1		206,346	272
06/12/01	—	—	$7.75	—	1		206,346	272
06/13/01	—	—	$7.75	—	1		206,346	272
06/14/01	$8.20	$7.51	$8.20	7	1,000		207,346	279
06/15/01	$8.50	$8.50	$8.50	1	200		207,546	280
06/18/01	$9.02	$8.73	$9.02	3	300		207,846	283
06/19/01	—	—	$9.02	—	1		207,846	283
06/20/01	$9.00	$8.75	$9.00	3	2,300		210,146	286
06/21/01	—	—	$9.00	—	1		210,146	286
06/22/01	$8.00	$8.00	$8.00	2	300		210,446	288
06/25/01	—	—	$8.00	—	1		210,446	288
06/26/01	—	—	$8.00	—	1		210,446	288
06/27/01	$8.75	$8.75	$8.75	2	300		210,746	290
06/28/01	$9.00	$9.00	$9.00	2	1,500		212,246	292

EXHIBIT A	THE OILGEAR COMPANY

				Total	Total		Accumulated	Accumulated
Date	High	Low	Close	Trades	Volume	Press releases	volume	trades
06/29/01	$9.00	$9.00	$9.00	3	400		212,646	295
07/02/01	—	—	$9.00	—	1		212,646	295
07/03/01	—	—	$9.00	—	1		212,646	295
07/05/01	—	—	$9.00	—	1		212,646	295
07/06/01	—	—	$9.00	—	1		212,646	295
07/09/01	—	—	$9.00	—	1		212,646	295
07/10/01	$9.20	$9.20	$9.20	3	450		213,096	298
07/11/01	$9.00	$9.00	$9.00	2	300		213,396	300
07/12/01	—	—	$9.00	—	1		213,396	300
07/13/01	$8.25	$8.00	$8.00	2	1,500		214,896	302
07/16/01	—	—	$8.00	—	1		214,896	302
07/17/01	—	—	$8.00	—	1		214,896	302
07/18/01	—	—	$8.00	—	1		214,896	302
07/19/01	$8.00	$7.80	$7.80	3	300		215,196	305
07/20/01	$7.80	$7.80	$7.80	1	150		215,346	306
07/23/01	—	—	$7.80	—	1		215,346	306
07/24/01	—	—	$7.80	—	1		215,346	306
07/25/01	—	—	$7.80	—	1		215,346	306
07/26/01	—	—	$7.80	—	1		215,346	306
07/27/01	—	—	$7.80	—	1		215,346	306
07/30/01	—	—	$7.80	—	1		215,346	306
07/31/01	—	—	$7.80	—	1		215,346	306
08/01/01	$8.20	$8.20	$8.20	1	100		215,446	307
08/02/01	$7.65	$7.65	$7.65	1	150		215,596	308
08/03/01	—	—	$7.65	—	1		215,596	308
08/06/01	$7.90	$7.90	$7.90	1	300		215,896	309
08/07/01	$7.90	$7.90	$7.90	3	500		216,396	312
08/08/01	$8.08	$7.90	$8.08	3	1,350		217,746	315
08/09/01	$8.27	$8.27	$8.27	1	150		217,896	316
08/10/01	—	—	$8.27	—	1	Quarterly earnings press release	217,896	316
08/13/01	$8.00	$8.00	$8.00	1	100		217,996	317
08/14/01	—	—	$8.00	—	1		217,996	317
08/15/01	—	—	$8.00	—	1		217,996	317
08/16/01	$8.50	$8.50	$8.50	2	700		218,696	319
08/17/01	$8.50	$8.50	$8.50	2	500		219,196	321
08/20/01	—	—	$8.50	—	1		219,196	321
08/21/01	$7.90	$7.90	$7.90	1	600		219,796	322
08/22/01	—	—	$7.90	—	1		219,796	322
08/23/01	$8.03	$8.03	$8.03	2	1,000		220,796	324
08/24/01	$8.50	$8.00	$8.50	3	800		221,596	327
08/27/01	—	—	$8.50	—	1		221,596	327
08/28/01	—	—	$8.50	—	1		221,596	327
08/29/01	$7.90	$7.60	$7.60	3	400		221,996	330
08/30/01	$7.55	$7.10	$7.10	3	760		222,756	333
08/31/01	—	—	$7.10	—	1		222,756	333
09/04/01	—	—	$7.10	—	1		222,756	333
09/05/01	$8.00	$8.00	$8.00	2	310		223,066	335
09/06/01	—	—	$8.00	—	1		223,066	335
09/07/01	—	—	$8.00	—	1		223,066	335
09/10/01	—	—	$8.00	—	1		223,066	335
09/17/01	—	—	$8.00	—	1	Suspending dividends	223,066	335
09/18/01	$8.25	$7.75	$8.25	3	1,600		224,666	338
09/19/01	—	—	$8.25	—	1		224,666	338
09/20/01	$7.50	$7.50	$7.50	1	150		224,816	339
09/21/01	$7.75	$7.50	$7.50	3	475		225,291	342
09/24/01	$7.95	$7.50	$7.50	4	825		226,116	346
09/25/01	—	—	$7.50	—	1		226,116	346
09/26/01	—	—	$7.50	—	1		226,116	346
09/27/01	—	—	$7.50	—	1		226,116	346
09/28/01	$7.25	$7.00	$7.00	6	700		226,816	352
10/01/01	$6.75	$6.75	$6.75	1	100		226,916	353
10/02/01	—	—	$6.75	—	1		226,916	353

EXHIBIT A	THE OILGEAR COMPANY

				Total	Total		Accumulated	Accumulated
Date	High	Low	Close	Trades	Volume	Press releases	volume	trades
10/03/01	—	—	$6.75	—	1		226,916	353
10/04/01	—	—	$6.75	—	1		226,916	353
10/05/01	—	—	$6.75	—	1		226,916	353
10/08/01	$7.00	$6.70	$6.70	5	2,000		228,916	358
10/09/01	$6.70	$6.70	$6.70	1	100		229,016	359
10/10/01	$6.58	$6.58	$6.58	1	100		229,116	360
10/11/01	$6.33	$6.33	$6.33	2	200		229,316	362
10/12/01	—	—	$6.33	—	1		229,316	362
10/15/01	$6.22	$6.22	$6.22	1	100		229,416	363
10/16/01	—	—	$6.22	—	1		229,416	363
10/17/01	$6.20	$6.20	$6.20	6	900		230,316	369
10/18/01	$6.20	$6.20	$6.20	2	300		230,616	371
10/19/01	—	—	$6.20	—	1		230,616	371
10/22/01	—	—	$6.20	—	1		230,616	371
10/23/01	—	—	$6.20	—	1		230,616	371
10/24/01	$6.50	$6.20	$6.50	7	1,000		231,616	378
10/25/01	$6.75	$6.75	$6.75	1	125		231,741	379
10/26/01	$6.50	$6.10	$6.10	5	2,800		234,541	384
10/29/01	$6.60	$6.10	$6.25	8	3,500		238,041	392
10/30/01	—	—	$6.25	—	1		238,041	392
10/31/01	—	—	$6.25	—	1		238,041	392
11/01/01	—	—	$6.25	—	1		238,041	392
11/02/01	—	—	$6.25	—	1		238,041	392
11/05/01	—	—	$6.25	—	1		238,041	392
11/06/01	$7.00	$6.75	$7.00	6	800		238,841	398
11/07/01	$7.05	$7.05	$7.05	1	100		238,941	399
11/08/01	—	—	$7.05	—	1		238,941	399
11/09/01	$6.51	$6.51	$6.51	1	150		239,091	400
11/12/01	—	—	$6.51	—	1		239,091	400
11/13/01	—	—	$6.51	—	1		239,091	400
11/14/01	—	—	$6.51	—	1	Quarterly earnings press release	239,091	400
11/15/01	—	—	$6.51	—	1		239,091	400
11/16/01	—	—	$6.51	—	1		239,091	400
11/19/01	—	—	$6.51	—	1		239,091	400
11/20/01	—	—	$6.51	—	1		239,091	400
11/21/01	—	—	$6.51	—	1		239,091	400
11/23/01	—	—	$6.51	—	1		239,091	400
11/26/01	$7.25	$7.19	$7.25	4	4,125		243,216	404
11/27/01	$7.21	$7.21	$7.21	1	100		243,316	405
11/28/01	—	—	$7.21	—	1		243,316	405
11/29/01	$7.20	$7.11	$7.11	2	300		243,616	407
11/30/01	—	—	$7.11	—	1		243,616	407
12/03/01	$7.11	$7.11	$7.11	3	1,600		245,216	410
12/04/01	—	—	$7.11	—	1		245,216	410
12/05/01	—	—	$7.11	—	1		245,216	410
12/06/01	—	—	$7.11	—	1		245,216	410
12/07/01	$7.11	$6.94	$6.94	9	1,130		246,346	419
12/10/01	$7.00	$6.94	$6.94	2	300		246,646	421
12/11/01	—	—	$6.94	—	1		246,646	421
12/12/01	$7.11	$7.11	$7.11	1	600		247,246	422
12/13/01	—	—	$7.11	—	1		247,246	422
12/14/01	$7.15	$7.00	$7.15	4	2,200		249,446	426
12/17/01	$7.00	$7.00	$7.00	1	298		249,744	427
12/18/01	$7.33	$7.15	$7.33	7	10,100		259,844	434
12/19/01	$8.33	$7.40	$8.33	16	3,500		263,344	450
12/20/01	$8.40	$8.20	$8.20	2	300		263,644	452
12/21/01	—	—	$8.20	—	1		263,644	452
12/24/01	—	—	$8.20	—	1		263,644	452
12/26/01	$8.37	$8.36	$8.37	2	600		264,244	454
12/27/01	—	—	$8.37	—	1		264,244	454
12/28/01	$8.61	$8.40	$8.40	3	1,100		265,344	457
12/31/01	$8.50	$8.47	$8.50	2	200		265,544	459

EXHIBIT A	THE OILGEAR COMPANY

				Total	Total		Accumulated	Accumulated
Date	High	Low	Close	Trades	Volume	Press releases	volume	trades
01/02/02	—	—	$8.50	—	1		265,544	459
01/03/02	—	—	$8.50	—	1		265,544	459
01/04/02	$9.00	$8.45	$9.00	7	899		266,443	466
01/07/02	—	—	$9.00	—	1		266,443	466
01/08/02	—	—	$9.00	—	1		266,443	466
01/09/02	$8.42	$8.42	$8.42	1	200		266,643	467
01/10/02	—	—	$8.42	—	1		266,643	467
01/11/02	—	—	$8.42	—	1		266,643	467
01/14/02	—	—	$8.42	—	1		266,643	467
01/15/02	—	—	$8.42	—	1		266,643	467
01/16/02	—	—	$8.42	—	1		266,643	467
01/17/02	$8.42	$8.15	$8.15	10	3,000		269,643	477
01/18/02	—	—	$8.15	—	1		269,643	477
01/22/02	—	—	$8.15	—	1		269,643	477
01/23/02	—	—	$8.15	—	1		269,643	477
01/24/02	—	—	$8.15	—	1		269,643	477
01/25/02	—	—	$8.15	—	1		269,643	477
01/28/02	$7.92	$7.92	$7.92	1	150		269,793	478
01/29/02	—	—	$7.92	—	1		269,793	478
01/30/02	—	—	$7.92	—	1		269,793	478
01/31/02	$7.93	$7.68	$7.74	9	2,400		272,193	487
02/01/02	$7.66	$7.49	$7.49	4	990		273,183	491
02/04/02	$7.49	$7.49	$7.49	1	100		273,283	492
02/05/02	$7.40	$7.15	$7.15	7	700		273,983	499
02/06/02	—	—	$7.15	—	1		273,983	499
02/07/02	—	—	$7.15	—	1		273,983	499
02/08/02	$7.00	$7.00	$7.00	1	100		274,083	500
02/11/02	—	—	$7.00	—	1		274,083	500
02/12/02	—	—	$7.00	—	1		274,083	500
02/13/02	—	—	$7.00	—	1		274,083	500
02/14/02	—	—	$7.00	—	1		274,083	500
02/15/02	—	—	$7.00	—	1		274,083	500
02/19/02	$7.10	$7.00	$7.10	2	532		274,615	502
02/20/02	$7.00	$6.10	$6.70	20	4,586		279,201	522
02/21/02	$7.00	$6.99	$7.00	3	700		279,901	525
02/22/02	$7.25	$7.17	$7.17	4	4,700		284,601	529
02/25/02	—	—	$7.17	—	1		284,601	529
02/26/02	$7.40	$7.40	$7.40	2	1,000		285,601	531
02/27/02	—	—	$7.40	—	1		285,601	531
02/28/02	—	—	$7.40	—	1		285,601	531
03/01/02	—	—	$7.40	—	1		285,601	531
03/04/02	—	—	$7.40	—	1		285,601	531
03/05/02	—	—	$7.40	—	1		285,601	531
03/06/02	—	—	$7.40	—	1		285,601	531
03/07/02	—	—	$7.40	—	1		285,601	531
03/08/02	—	—	$7.40	—	1	Annual earnings press release	285,601	531
03/11/02	—	—	$7.40	—	1		285,601	531
03/12/02	—	—	$7.40	—	1		285,601	531
03/13/02	—	—	$7.40	—	1		285,601	531
03/14/02	—	—	$7.40	—	1		285,601	531
03/15/02	$7.21	$7.21	$7.21	1	400		286,001	532
03/18/02	—	—	$7.21	—	1		286,001	532
03/19/02	—	—	$7.21	—	1		286,001	532
03/20/02	—	—	$7.21	—	1		286,001	532
03/21/02	—	—	$7.21	—	1		286,001	532
03/22/02	—	—	$7.21	—	1		286,001	532
03/25/02	—	—	$7.21	—	1		286,001	532
03/26/02	$7.50	$7.35	$7.41	6	3,800		289,801	538
03/27/02	—	—	$7.41	—	1		289,801	538
03/28/02	—	—	$7.41	—	1		289,801	538
04/01/02	—	—	$7.41	—	1		289,801	538
04/02/02	—	—	$7.41	—	1		289,801	538

EXHIBIT A	THE OILGEAR COMPANY

				Total	Total		Accumulated	Accumulated
Date	High	Low	Close	Trades	Volume	Press releases	volume	trades
04/03/02	$7.50	$7.50	$7.50	1	100		289,901	539
04/04/02	—	—	$7.50	—	1		289,901	539
04/05/02	$7.50	$7.50	$7.50	1	100		290,001	540
04/08/02	—	—	$7.50	—	1		290,001	540
04/09/02	—	—	$7.50	—	1		290,001	540
04/10/02	—	—	$7.50	—	1		290,001	540
04/11/02	—	—	$7.50	—	1		290,001	540
04/12/02	—	—	$7.50	—	1		290,001	540
04/15/02	—	—	$7.50	—	1		290,001	540
04/16/02	—	—	$7.50	—	1		290,001	540
04/17/02	—	—	$7.50	—	1		290,001	540
04/18/02	—	—	$7.50	—	1		290,001	540
04/19/02	—	—	$7.50	—	1		290,001	540
04/22/02	$7.40	$6.11	$7.00	31	7,829		297,830	571
04/23/02	$7.15	$7.00	$7.00	6	7,800		305,630	577
04/24/02	—	—	$7.00	—	1		305,630	577
04/25/02	—	—	$7.00	—	1		305,630	577
04/26/02	—	—	$7.00	—	1		305,630	577
04/29/02	$6.90	$6.85	$6.90	9	7,100		312,730	586
04/30/02	$6.75	$6.73	$6.73	5	9,250		321,980	591
05/01/02	—	—	$6.73	—	1		321,980	591
05/02/02	—	—	$6.73	—	1		321,980	591
05/03/02	—	—	$6.73	—	1		321,980	591
05/06/02	—	—	$6.73	—	1		321,980	591
05/07/02	—	—	$6.73	—	1		321,980	591
05/08/02	—	—	$6.73	—	1		321,980	591
05/09/02	—	—	$6.73	—	1		321,980	591
05/10/02	$6.95	$6.75	$6.95	5	2,600	Quarterly earnings press release	324,580	596
05/13/02	—	—	$6.95	—	1		324,580	596
05/14/02	—	—	$6.95	—	1		324,580	596
05/15/02	—	—	$6.95	—	1		324,580	596
05/16/02	—	—	$6.95	—	1		324,580	596
05/17/02	—	—	$6.95	—	1		324,580	596
05/20/02	$6.72	$6.47	$6.47	8	1,600		326,180	604
05/21/02	$6.28	$6.26	$6.26	5	5,700		331,880	609
05/22/02	$6.45	$6.45	$6.45	2	600		332,480	611
05/23/02	—	—	$6.45	—	1		332,480	611
05/24/02	$6.50	$6.31	$6.50	5	1,530		334,010	616
05/28/02	$6.50	$6.50	$6.50	3	3,000		337,010	619
05/29/02	—	—	$6.50	—	1		337,010	619
05/30/02	$6.50	$6.50	$6.50	1	1,000		338,010	620
05/31/02	$6.60	$6.51	$6.51	4	800		338,810	624
06/03/02	—	—	$6.51	—	1		338,810	624
06/04/02	$6.52	$6.52	$6.52	2	896		339,706	626
06/05/02	—	—	$6.52	—	1		339,706	626
06/06/02	$6.42	$6.42	$6.42	2	210		339,916	628
06/07/02	—	—	$6.42	—	1		339,916	628
06/10/02	—	—	$6.42	—	1		339,916	628
06/11/02	—	—	$6.42	—	1		339,916	628
06/12/02	—	—	$6.42	—	1		339,916	628
06/13/02	—	—	$6.42	—	1		339,916	628
06/14/02	—	—	$6.42	—	1		339,916	628
06/17/02	—	—	$6.42	—	1		339,916	628
06/18/02	—	—	$6.42	—	1		339,916	628
06/19/02	$6.43	$6.41	$6.41	13	3,120		343,036	641
06/20/02	—	—	$6.41	—	1		343,036	641
06/21/02	—	—	$6.41	—	1		343,036	641
06/24/02	$6.41	$6.41	$6.41	6	1,600		344,636	647
06/25/02	$6.41	$6.40	$6.40	3	1,600		346,236	650
06/26/02	—	—	$6.40	—	1		346,236	650
06/27/02	$6.40	$6.20	$6.40	3	1,100		347,336	653
06/28/02	—	—	$6.40	—	1		347,336	653

EXHIBIT A	THE OILGEAR COMPANY

				Total	Total		Accumulated	Accumulated
Date	High	Low	Close	Trades	Volume	Press releases	volume	trades
07/01/02	—	—	$6.40	—	1		347,336	653
07/02/02	—	—	$6.40	—	1		347,336	653
07/03/02	—	—	$6.40	—	1		347,336	653
07/05/02	—	—	$6.40	—	1		347,336	653
07/08/02	—	—	$6.40	—	1		347,336	653
07/09/02	—	—	$6.40	—	1		347,336	653
07/10/02	—	—	$6.40	—	1		347,336	653
07/11/02	—	—	$6.40	—	1		347,336	653
07/12/02	—	—	$6.40	—	1		347,336	653
07/15/02	$6.15	$6.15	$6.15	1	100		347,436	654
07/16/02	—	—	$6.15	—	1		347,436	654
07/17/02	—	—	$6.15	—	1		347,436	654
07/18/02	—	—	$6.15	—	1		347,436	654
07/19/02	—	—	$6.15	—	1		347,436	654
07/22/02	—	—	$6.15	—	1		347,436	654
07/23/02	—	—	$6.15	—	1		347,436	654
07/24/02	—	—	$6.15	—	1		347,436	654
07/25/02	—	—	$6.15	—	1		347,436	654
07/26/02	—	—	$6.15	—	1		347,436	654
07/29/02	—	—	$6.15	—	1		347,436	654
07/30/02	$6.10	$6.10	$6.10	1	135		347,571	655
07/31/02	—	—	$6.10	—	1		347,571	655
08/01/02	—	—	$6.10	—	1		347,571	655
08/02/02	$6.10	$5.90	$5.90	3	1,150		348,721	658
08/05/02	$6.00	$5.60	$5.60	6	1,500		350,221	664
08/06/02	—	—	$5.60	—	1		350,221	664
08/07/02	$5.72	$5.72	$5.72	1	100		350,321	665
08/08/02	$5.61	$5.61	$5.61	1	100		350,421	666
08/09/02	$5.60	$5.60	$5.60	3	300		350,721	669
08/12/02	$5.50	$5.50	$5.50	1	100		350,821	670
08/13/02	$5.42	$5.40	$5.40	5	700		351,521	675
08/14/02	$5.41	$5.40	$5.40	6	3,663	Quarterly earnings press release	355,184	681
08/15/02	$5.40	$5.40	$5.40	3	700		355,884	684
08/16/02	—	—	$5.40	—	1		355,884	684
08/19/02	$5.36	$5.10	$5.10	11	3,500		359,384	695
08/20/02	—	—	$5.10	—	1		359,384	695
08/21/02	$5.20	$5.20	$5.20	2	500		359,884	697
08/22/02	$5.04	$4.90	$5.03	6	600		360,484	703
08/23/02	$5.01	$4.42	$4.93	14	3,300		363,784	717
08/26/02	$4.90	$4.81	$4.81	6	5,700	Closing Longview plant	369,484	723
08/27/02	—	—	$4.81	—	1		369,484	723
08/28/02	—	—	$4.81	—	1		369,484	723
08/29/02	$4.85	$4.85	$4.85	1	500		369,984	724
08/30/02	—	—	$4.85	—	1		369,984	724
09/03/02	$4.59	$4.50	$4.50	4	1,700		371,684	728
09/04/02	$4.40	$4.25	$4.25	3	700		372,384	731
09/05/02	$4.15	$4.06	$4.06	3	1,045		373,429	734
09/06/02	$4.20	$4.05	$4.20	7	2,400		375,829	741
09/09/02	$4.20	$4.20	$4.20	1	126		375,955	742
09/10/02	$4.20	$4.20	$4.20	1	200		376,155	743
09/11/02	—	—	$4.20	—	1		376,155	743
09/12/02	$4.46	$4.45	$4.45	3	1,300		377,455	746
09/13/02	$4.20	$4.20	$4.20	1	126		377,581	747
09/16/02	—	—	$4.20	—	1		377,581	747
09/17/02	$4.21	$4.20	$4.21	3	400		377,981	750
09/18/02	$4.20	$4.20	$4.20	1	500		378,481	751
09/19/02	$4.10	$4.05	$4.05	3	500		378,981	754
09/20/02	$4.23	$4.00	$4.00	3	3,400		382,381	757
09/23/02	$4.33	$3.99	$4.33	2	300		382,681	759
09/24/02	—	—	$4.33	—	1		382,681	759
09/25/02	—	—	$4.33	—	1		382,681	759
09/26/02	$4.00	$3.80	$3.80	3	1,200		383,881	762

EXHIBIT A	THE OILGEAR COMPANY

				Total	Total		Accumulated	Accumulated
Date	High	Low	Close	Trades	Volume	Press releases	volume	trades
09/27/02	$3.75	$3.75	$3.75	1	100		383,981	763
09/30/02	$3.93	$3.75	$3.93	2	900		384,881	765
10/01/02	—	—	$3.93	—	1		384,881	765
10/02/02	$3.80	$3.80	$3.80	1	150		385,031	766
10/03/02	$3.80	$3.80	$3.80	2	1,000		386,031	768
10/04/02	—	—	$3.80	—	1		386,031	768
10/07/02	—	—	$3.80	—	1		386,031	768
10/08/02	$3.85	$3.80	$3.80	5	1,600		387,631	773
10/09/02	—	—	$3.80	—	1		387,631	773
10/10/02	$3.81	$3.80	$3.80	3	2,000		389,631	776
10/11/02	$3.72	$3.47	$3.47	7	1,400		391,031	783
10/14/02	—	—	$3.47	—	1		391,031	783
10/15/02	—	—	$3.47	—	1		391,031	783
10/16/02	$3.85	$3.60	$3.85	2	200		391,231	785
10/17/02	$3.80	$3.80	$3.80	1	1,000		392,231	786
10/18/02	—	—	$3.80	—	1		392,231	786
10/21/02	$3.50	$3.50	$3.50	2	800		393,031	788
10/22/02	—	—	$3.50	—	1		393,031	788
10/23/02	—	—	$3.50	—	1		393,031	788
10/24/02	—	—	$3.50	—	1		393,031	788
10/25/02	$3.31	$3.31	$3.31	1	150		393,181	789
10/28/02	$3.70	$3.00	$3.50	16	8,300		401,481	805
10/29/02	$2.90	$2.87	$2.90	3	1,600		403,081	808
10/30/02	—	—	$2.90	—	1		403,081	808
10/31/02	$3.00	$3.00	$3.00	2	200		403,281	810
11/01/02	—	—	$3.00	—	1		403,281	810
11/04/02	$3.10	$3.00	$3.00	7	5,000		408,281	817
11/05/02	$3.00	$3.00	$3.00	2	1,300		409,581	819
11/06/02	$2.90	$2.56	$2.85	10	4,050		413,631	829
11/07/02	$2.75	$2.75	$2.75	1	200		413,831	830
11/08/02	$2.70	$2.65	$2.65	2	4,000		417,831	832
11/11/02	—	—	$2.65	—	1		417,831	832
11/12/02	$2.90	$2.71	$2.87	6	4,800		422,631	838
11/13/02	—	—	$2.87	—	1		422,631	838
11/14/02	$3.00	$3.00	$3.00	3	700		423,331	841
11/15/02	$3.10	$2.99	$3.00	7	4,094	Quarterly earnings press release	427,425	848
11/18/02	$3.00	$3.00	$3.00	3	1,100		428,525	851
11/19/02	$3.00	$2.99	$3.00	4	1,100		429,625	855
11/20/02	—	—	$3.00	—	1		429,625	855
11/21/02	—	—	$3.00	—	1		429,625	855
11/22/02	$3.00	$2.91	$3.00	2	15,200		444,825	857
11/25/02	$2.91	$2.90	$2.90	4	1,002		445,827	861
11/26/02	—	—	$2.90	—	1		445,827	861
11/27/02	—	—	$2.90	—	1		445,827	861
11/29/02	—	—	$2.90	—	1		445,827	861
12/02/02	$3.00	$2.72	$3.00	11	5,000		450,827	872
12/03/02	$2.78	$2.77	$2.77	3	900		451,727	875
12/04/02	$3.05	$3.05	$3.05	6	1,800		453,527	881
12/05/02	$2.99	$2.99	$2.99	1	100		453,627	882
12/06/02	$2.78	$2.75	$2.75	2	350		453,977	884
12/09/02	—	—	$2.75	—	1		453,977	884
12/10/02	$2.98	$2.98	$2.98	1	150		454,127	885
12/11/02	$2.85	$2.74	$2.74	9	5,696		459,823	894
12/12/02	—	—	$2.74	—	1		459,823	894
12/13/02	—	—	$2.74	—	1		459,823	894
12/16/02	$2.72	$2.71	$2.71	4	1,400		461,223	898
12/17/02	—	—	$2.71	—	1		461,223	898
12/18/02	$2.60	$2.49	$2.49	3	750		461,973	901
12/19/02	$2.40	$2.21	$2.21	12	4,650		466,623	913
12/20/02	$2.20	$2.20	$2.20	2	2,400		469,023	915
12/23/02	$2.15	$2.06	$2.10	5	3,500		472,523	920
12/24/02	$2.07	$2.06	$2.06	4	12,350		484,873	924

EXHIBIT A	THE OILGEAR COMPANY

				Total	Total		Accumulated	Accumulated
Date	High	Low	Close	Trades	Volume	Press releases	volume	trades
12/26/02	$2.19	$2.06	$2.06	9	4,250		489,123	933
12/27/02	$2.16	$2.10	$2.16	7	2,800		491,923	940
12/30/02	$2.99	$2.06	$2.74	29	40,827		532,750	969
12/31/02	$3.14	$2.87	$3.14	21	10,408		543,158	990
01/02/03	$3.56	$3.46	$3.56	9	2,250		545,408	999
01/03/03	$3.53	$3.52	$3.52	5	800		546,208	1,004
01/06/03	$4.00	$3.59	$4.00	6	1,800		548,008	1,010
01/07/03	$4.18	$4.00	$4.15	9	3,400		551,408	1,019
01/08/03	$5.00	$4.24	$4.79	10	2,450		553,858	1,029
01/09/03	$5.20	$4.94	$5.01	31	9,700		563,558	1,060
01/10/03	—	—	$5.01	—	1		563,558	1,060
01/13/03	—	—	$5.01	—	1		563,558	1,060
01/14/03	$4.78	$4.78	$4.78	1	100		563,658	1,061
01/15/03	$4.99	$4.98	$4.99	2	850		564,508	1,063
01/16/03	—	—	$4.99	—	1		564,508	1,063
01/17/03	$4.94	$4.41	$4.94	14	5,000		569,508	1,077
01/21/03	$4.95	$4.95	$4.95	1	250		569,758	1,078
01/22/03	—	—	$4.95	—	1		569,758	1,078
01/23/03	$4.94	$4.94	$4.94	2	250		570,008	1,080
01/24/03	$4.85	$4.84	$4.85	2	450		570,458	1,082
01/27/03	$4.80	$4.02	$4.55	10	1,400		571,858	1,092
01/28/03	—	—	$4.55	—	1		571,858	1,092
01/29/03	$4.99	$4.86	$4.99	4	900		572,758	1,096
01/30/03	$4.93	$4.90	$4.93	2	350		573,108	1,098
01/31/03	—	—	$4.93	—	1		573,108	1,098
02/03/03	$4.90	$4.90	$4.90	4	1,350		574,458	1,102
02/04/03	—	—	$4.90	—	1		574,458	1,102
02/05/03	—	—	$4.90	—	1		574,458	1,102
02/06/03	$4.91	$4.90	$4.90	3	2,150		576,608	1,105
02/07/03	—	—	$4.90	—	1		576,608	1,105
02/10/03	—	—	$4.90	—	1		576,608	1,105
02/11/03	$4.99	$4.90	$4.99	5	3,250		579,858	1,110
02/12/03	$4.86	$4.53	$4.53	3	550		580,408	1,113
02/13/03	—	—	$4.53	—	1		580,408	1,113
02/14/03	—	—	$4.53	—	1		580,408	1,113
02/18/03	—	—	$4.53	—	1		580,408	1,113
02/19/03	—	—	$4.53	—	1		580,408	1,113
02/20/03	—	—	$4.53	—	1		580,408	1,113
02/21/03	—	—	$4.53	—	1		580,408	1,113
02/24/03	—	—	$4.53	—	1		580,408	1,113
02/25/03	—	—	$4.53	—	1		580,408	1,113
02/26/03	—	—	$4.53	—	1		580,408	1,113
02/27/03	—	—	$4.53	—	1		580,408	1,113
02/28/03	$4.36	$3.99	$3.99	7	700		581,108	1,120
03/03/03	$3.87	$3.32	$3.45	9	1,579		582,687	1,129
03/04/03	—	—	$3.45	—	1		582,687	1,129
03/05/03	—	—	$3.45	—	1		582,687	1,129
03/06/03	$3.49	$3.26	$3.27	7	2,200		584,887	1,136
03/07/03	—	—	$3.27	—	1		584,887	1,136
03/10/03	—	—	$3.27	—	1		584,887	1,136
03/11/03	—	—	$3.27	—	1		584,887	1,136
03/12/03	$3.20	$3.20	$3.20	1	100		584,987	1,137
03/13/03	—	—	$3.20	—	1		584,987	1,137
03/14/03	$3.00	$2.70	$2.80	16	4,590		589,577	1,153
03/17/03	—	—	$2.80	—	1		589,577	1,153
03/18/03	—	—	$2.80	—	1		589,577	1,153
03/19/03	$3.74	$3.00	$3.74	11	1,900		591,477	1,164
03/20/03	$3.36	$2.86	$3.20	24	5,850		597,327	1,188
03/21/03	$3.56	$3.29	$3.56	3	500	Annual earnings press release	597,827	1,191
03/24/03	$3.13	$2.70	$2.99	17	14,350		612,177	1,208
03/25/03	$2.73	$2.02	$2.41	26	11,350		623,527	1,234
03/26/03	$2.27	$1.80	$2.09	26	16,500		640,027	1,260

EXHIBIT A	THE OILGEAR COMPANY

				Total	Total		Accumulated	Accumulated
Date	High	Low	Close	Trades	Volume	Press releases	volume	trades
03/27/03	$2.14	$1.86	$2.14	10	8,173		648,200	1,270
03/28/03	$2.24	$2.14	$2.24	2	1,200		649,400	1,272
03/31/03	—	—	$2.24	—	1		649,400	1,272
04/01/03	$2.39	$2.00	$2.00	3	1,250		650,650	1,275
04/02/03	$2.24	$2.02	$2.02	3	800		651,450	1,278
04/03/03	$2.55	$2.34	$2.40	10	3,800		655,250	1,288
04/04/03	$2.70	$2.40	$2.40	23	10,800		666,050	1,311
04/07/03	$2.70	$2.35	$2.35	4	2,250		668,300	1,315
04/08/03	$2.56	$2.56	$2.56	2	350		668,650	1,317
04/09/03	$2.70	$2.35	$2.35	10	4,150		672,800	1,327
04/10/03	$2.60	$2.30	$2.30	7	4,640		677,440	1,334
04/11/03	—	—	$2.30	—	1		677,440	1,334
04/14/03	$2.60	$2.30	$2.30	4	900		678,340	1,338
04/15/03	$2.30	$2.18	$2.18	4	800		679,140	1,342
04/16/03	$2.20	$2.18	$2.20	4	1,000		680,140	1,346
04/17/03	$2.60	$2.17	$2.18	5	2,600		682,740	1,351
04/21/03	—	—	$2.17	—	1		682,740	1,351
04/22/03	$2.37	$2.37	$2.37	1	150		682,890	1,352
04/23/03	$2.27	$2.27	$2.27	3	2,400		685,290	1,355
04/24/03	$2.27	$2.27	$2.27	1	500		685,790	1,356
04/25/03	—	—	$2.27	—	1		685,790	1,356
04/28/03	$2.27	$2.27	$2.27	5	4,150		689,940	1,361
04/29/03	$2.40	$2.40	$2.40	1	175		690,115	1,362
04/30/03	$2.40	$2.25	$2.27	6	5,500		695,615	1,368
05/01/03	$2.27	$2.17	$2.20	10	10,600		706,215	1,378
05/02/03	—	—	$2.20	—	1		706,215	1,378
05/05/03	$2.20	$2.20	$2.20	3	2,350		708,565	1,381
05/06/03	—	—	$2.20	—	1		708,565	1,381
05/07/03	$2.37	$2.06	$2.35	6	2,501		711,066	1,387
05/08/03	—	—	$2.35	—	1		711,066	1,387
05/09/03	—	—	$2.35	—	1		711,066	1,387
05/12/03	—	—	$2.35	—	1		711,066	1,387
05/13/03	—	—	$2.35	—	1	Quarterly earnings press release	711,066	1,387
05/14/03	$2.06	$2.05	$2.05	4	2,080		713,146	1,391
05/15/03	$2.07	$2.05	$2.05	2	700		713,846	1,393
05/16/03	$2.35	$2.06	$2.06	5	1,200		715,046	1,398
05/19/03	$2.50	$2.10	$2.10	5	2,100		717,146	1,403
05/20/03	$2.10	$2.05	$2.05	3	500		717,646	1,406
05/21/03	—	—	$2.05	—	1		717,646	1,406
05/22/03	—	—	$2.05	—	1		717,646	1,406
05/23/03	$2.20	$2.20	$2.20	2	280		717,926	1,408
05/27/03	$2.30	$2.30	$2.30	3	604		718,530	1,411
05/28/03	$2.30	$2.30	$2.30	3	700		719,230	1,414
05/29/03	$2.34	$2.25	$2.25	4	500		719,730	1,418
05/30/03	—	—	$2.25	—	1		719,730	1,418
06/02/03	—	—	$2.25	—	1		719,730	1,418
06/03/03	$2.28	$2.28	$2.28	2	400		720,130	1,420
06/04/03	$2.28	$2.28	$2.28	2	600		720,730	1,422
06/05/03	$2.29	$2.29	$2.29	2	200		720,930	1,424
06/06/03	—	—	$2.29	—	1		720,930	1,424
06/09/03	$2.50	$2.50	$2.50	4	1,800		722,730	1,428
06/10/03	—	—	$2.50	—	1		722,730	1,428
06/11/03	$2.55	$2.55	$2.55	1	150		722,880	1,429
06/12/03	$2.28	$2.28	$2.28	4	800		723,680	1,433
06/13/03	$2.40	$2.25	$2.25	6	1,600		725,280	1,439
06/16/03	—	—	$2.25	—	1		725,280	1,439
06/17/03	—	—	$2.25	—	1		725,280	1,439
06/18/03	$2.25	$2.25	$2.25	3	1,100		726,380	1,442
06/19/03	—	—	$2.25	—	1		726,380	1,442
06/20/03	$2.25	$2.25	$2.25	2	4,000		730,380	1,444
06/23/03	$2.25	$2.25	$2.25	4	4,400		734,780	1,448
06/24/03	$2.25	$2.20	$2.25	10	15,500		750,280	1,458

EXHIBIT A	THE OILGEAR COMPANY

				Total	Total		Accumulated	Accumulated
Date	High	Low	Close	Trades	Volume	Press releases	volume	trades
06/25/03	$2.25	$2.25	$2.25	3	1,800		752,080	1,461
06/26/03	—	—	$2.25	—	1		752,080	1,461
06/27/03	—	—	$2.25	—	1		752,080	1,461
06/30/03	—	—	$2.25	—	1		752,080	1,461
07/01/03	—	—	$2.25	—	1		752,080	1,461
07/02/03	$2.53	$2.45	$2.53	3	1,000		753,080	1,464
07/03/03	—	—	$2.53	—	1		753,080	1,464
07/07/03	$2.10	$2.10	$2.10	3	1,725		754,805	1,467
07/08/03	$2.45	$2.45	$2.45	2	800		755,605	1,469
07/09/03	$2.49	$2.47	$2.47	4	600		756,205	1,473
07/10/03	$2.47	$2.12	$2.12	7	3,188		759,393	1,480
07/11/03	$2.40	$2.40	$2.40	2	1,200		760,593	1,482
07/14/03	$2.44	$2.15	$2.44	2	200		760,793	1,484
07/15/03	—	—	$2.44	—	1		760,793	1,484
07/16/03	$2.25	$2.12	$2.25	14	3,090		763,883	1,498
07/17/03	$2.44	$2.26	$2.30	6	3,660		767,543	1,504
07/18/03	—	—	$2.30	—	1		767,543	1,504
07/21/03	—	—	$2.30	—	1		767,543	1,504
07/22/03	$2.35	$2.25	$2.25	7	5,300		772,843	1,511
07/23/03	$2.25	$2.25	$2.25	3	2,100		774,943	1,514
07/24/03	$2.25	$2.25	$2.25	3	1,100		776,043	1,517
07/25/03	—	—	$2.25	—	1		776,043	1,517
07/28/03	$2.25	$2.25	$2.25	4	2,992		779,035	1,521
07/29/03	$2.25	$2.25	$2.25	4	5,000		784,035	1,525
07/30/03	$2.40	$2.25	$2.25	7	6,500		790,535	1,532
07/31/03	$2.25	$2.25	$2.25	5	4,700		795,235	1,537
08/01/03	—	—	$2.25	—	1		795,235	1,537
08/04/03	—	—	$2.25	—	1		795,235	1,537
08/05/03	$2.40	$2.25	$2.40	4	6,100		801,335	1,541
08/06/03	—	—	$2.40	—	1		801,335	1,541
08/07/03	—	—	$2.40	—	1		801,335	1,541
08/08/03	—	—	$2.40	—	1		801,335	1,541
08/11/03	—	—	$2.40	—	1		801,335	1,541
08/12/03	—	—	$2.40	—	1		801,335	1,541
08/13/03	—	—	$2.40	—	1		801,335	1,541
08/14/03	$2.25	$2.25	$2.25	1	120	Quarterly earnings press release	801,455	1,542
08/15/03	$2.40	$2.40	$2.40	3	1,200		802,655	1,545
08/18/03	$2.45	$2.33	$2.45	2	600		803,255	1,547
08/19/03	—	—	$2.45	—	1		803,255	1,547
08/20/03	$2.50	$2.35	$2.49	5	1,400		804,655	1,552
08/21/03	$2.50	$2.40	$2.50	6	5,300		809,955	1,558
08/22/03	$2.50	$2.50	$2.50	1	100		810,055	1,559
08/25/03	$2.54	$2.54	$2.54	1	300		810,355	1,560
08/26/03	$2.50	$2.50	$2.50	1	500		810,855	1,561
08/27/03	—	—	$2.50	—	1		810,855	1,561
08/28/03	$2.51	$2.50	$2.50	3	1,300		812,155	1,564
08/29/03	$2.50	$2.41	$2.50	3	420		812,575	1,567
09/02/03	—	—	$2.50	—	1		812,575	1,567
09/03/03	—	—	$2.50	—	1		812,575	1,567
09/04/03	$2.55	$2.50	$2.50	13	9,600		822,175	1,580
09/05/03	$2.55	$2.55	$2.55	1	1,588		823,763	1,581
09/08/03	$2.61	$2.51	$2.58	5	1,600		825,363	1,586
09/09/03	$2.66	$2.50	$2.50	6	900		826,263	1,592
09/10/03	$2.52	$2.52	$2.52	1	1,000		827,263	1,593
09/11/03	$2.50	$2.50	$2.50	3	1,350		828,613	1,596
09/12/03	$2.52	$2.52	$2.52	2	1,100		829,713	1,598
09/15/03	$2.52	$2.52	$2.52	2	1,500		831,213	1,600
09/16/03	$2.63	$2.53	$2.53	2	200		831,413	1,602
09/17/03	$2.54	$2.50	$2.54	4	1,300		832,713	1,606
09/18/03	—	—	$2.54	—	1		832,713	1,606
09/19/03	$2.68	$2.59	$2.68	2	800		833,513	1,608
09/22/03	$2.87	$2.68	$2.87	12	2,900		836,413	1,620

EXHIBIT A	THE OILGEAR COMPANY

				Total	Total		Accumulated	Accumulated
Date	High	Low	Close	Trades	Volume	Press releases	volume	trades
09/23/03	$3.06	$2.93	$2.93	7	900		837,313	1,627
09/24/03	$3.41	$2.69	$3.15	26	10,719		848,032	1,653
09/25/03	—	—	$3.15	—	1		848,032	1,653
09/26/03	—	—	$3.15	—	1		848,032	1,653
09/29/03	$3.29	$2.75	$2.99	17	3,599		851,631	1,670
09/30/03	—	—	$2.99	—	1		851,631	1,670
10/01/03	—	—	$2.99	—	1		851,631	1,670
10/02/03	$3.40	$2.61	$3.40	2	530		852,161	1,672
10/03/03	$5.03	$3.40	$3.80	48	8,900		861,061	1,720
10/06/03	$4.22	$3.98	$4.22	13	3,500		864,561	1,733
10/07/03	$4.72	$4.22	$4.40	8	2,200		866,761	1,741
10/08/03	$4.66	$4.41	$4.41	4	1,200		867,961	1,745
10/09/03	$4.69	$4.41	$4.55	11	3,000		870,961	1,756
10/10/03	$4.41	$3.13	$3.70	24	11,725		882,686	1,780
10/13/03	$4.49	$3.44	$4.40	11	2,450		885,136	1,791
10/14/03	$3.57	$3.57	$3.57	1	100		885,236	1,792
10/15/03	$4.08	$3.59	$3.59	5	800		886,036	1,797
10/16/03	$4.24	$3.60	$4.00	11	4,250		890,286	1,808
10/17/03	$4.10	$3.65	$4.10	11	3,400		893,686	1,819
10/20/03	$3.95	$3.92	$3.95	6	1,600		895,286	1,825
10/21/03	—	—	$3.95	—	1		895,286	1,825
10/22/03	$4.40	$4.03	$4.40	8	2,937		898,223	1,833
10/23/03	—	—	$4.40	—	1		898,223	1,833
10/24/03	$4.34	$4.04	$4.20	4	650		898,873	1,837
10/27/03	$4.20	$4.20	$4.20	2	1,400		900,273	1,839
10/28/03	$4.49	$3.97	$4.25	3	3,420		903,693	1,842
10/29/03	$4.23	$4.23	$4.23	2	900		904,593	1,844
10/30/03	$4.21	$4.21	$4.21	1	400		904,993	1,845
10/31/03	$4.29	$4.21	$4.21	3	300		905,293	1,848
11/03/03	—	—	$4.21	—	1		905,293	1,848
11/04/03	$4.25	$4.25	$4.25	2	700		905,993	1,850
11/05/03	—	—	$4.25	—	1		905,993	1,850
11/06/03	$4.49	$4.45	$4.45	2	1,150		907,143	1,852
11/07/03	$4.40	$4.38	$4.38	3	1,100		908,243	1,855
11/10/03	—	—	$4.38	—	1		908,243	1,855
11/11/03	$4.40	$4.40	$4.40	6	1,200		909,443	1,861
11/12/03	—	—	$4.40	—	1		909,443	1,861
11/13/03	$4.41	$4.40	$4.41	6	3,300		912,743	1,867
11/14/03	—	—	$4.41	—	1		912,743	1,867
11/17/03	$4.42	$4.00	$4.30	13	16,600	Quarterly earnings press release	929,343	1,880
11/18/03	$4.00	$4.00	$4.00	7	2,400		931,743	1,887
11/19/03	—	—	$4.00	—	1		931,743	1,887
11/20/03	—	—	$4.00	—	1		931,743	1,887
11/21/03	—	—	$4.00	—	1		931,743	1,887
11/24/03	—	—	$4.00	—	1		931,743	1,887
11/25/03	—	—	$4.00	—	1		931,743	1,887
11/26/03	$4.25	$4.25	$4.25	1	100		931,843	1,888
11/28/03	—	—	$4.25	—	1		931,843	1,888
12/01/03	—	—	$4.25	—	1		931,843	1,888
12/02/03	$4.25	$4.04	$4.04	4	1,550		933,393	1,892
12/03/03	$4.13	$4.13	$4.13	2	200		933,593	1,894
12/04/03	$4.22	$4.22	$4.22	1	200		933,793	1,895
12/05/03	—	—	$4.22	—	1		933,793	1,895
12/08/03	$4.43	$4.19	$4.35	6	1,800		935,593	1,901
12/09/03	$4.58	$4.40	$4.58	13	3,300		938,893	1,914
12/10/03	$4.74	$4.46	$4.46	5	2,650		941,543	1,919
12/11/03	—	—	$4.46	—	1		941,543	1,919
12/12/03	$4.75	$4.57	$4.75	4	1,000		942,543	1,923
12/15/03	$4.50	$4.50	$4.50	3	2,800		945,343	1,926
12/16/03	$4.25	$4.25	$4.25	3	500		945,843	1,929
12/17/03	—	—	$4.25	—	1		945,843	1,929
12/18/03	—	—	$4.25	—	1		945,843	1,929

EXHIBIT A	THE OILGEAR COMPANY

				Total	Total		Accumulated	Accumulated
Date	High	Low	Close	Trades	Volume	Press releases	volume	trades
12/19/03	$4.60	$4.36	$4.60	19	5,900		951,743	1,948
12/22/03	$4.75	$4.12	$4.75	11	2,200		953,943	1,959
12/23/03	$4.83	$4.83	$4.83	1	100		954,043	1,960
12/24/03	$4.83	$4.34	$4.83	2	200		954,243	1,962
12/26/03	$4.70	$4.45	$4.70	3	500		954,743	1,965
12/29/03	—	—	$4.70	—	1		954,743	1,965
12/30/03	$4.83	$4.08	$4.20	39	7,234		961,977	2,004
12/31/03	$4.31	$4.15	$4.16	26	4,419		966,396	2,030
01/02/04	$4.32	$4.20	$4.20	6	1,900		968,296	2,036
01/05/04	$4.21	$4.00	$4.20	10	3,200		971,496	2,046
01/06/04	—	—	$4.20	—	1		971,496	2,046
01/07/04	—	—	$4.20	—	1		971,496	2,046
01/08/04	$4.20	$4.20	$4.20	1	200		971,696	2,047
01/09/04	$4.75	$4.74	$4.75	2	375		972,071	2,049
01/12/04	$4.75	$4.75	$4.75	3	530		972,601	2,052
01/13/04	—	—	$4.75	—	1		972,601	2,052
01/14/04	$4.30	$4.30	$4.30	2	366		972,967	2,054
01/15/04	$4.60	$4.25	$4.46	12	2,600		975,567	2,066
01/16/04	$4.85	$4.30	$4.30	25	5,323		980,890	2,091
01/20/04	$5.00	$4.38	$4.75	25	5,953		986,843	2,116
01/21/04	$4.99	$4.85	$4.85	5	767		987,610	2,121
01/22/04	$4.88	$4.07	$4.63	10	1,700		989,310	2,131
01/23/04	$4.38	$4.37	$4.37	2	1,200		990,510	2,133
01/26/04	$4.43	$4.39	$4.43	2	400		990,910	2,135
01/27/04	—	—	$4.43	—	1		990,910	2,135
01/28/04	$4.35	$4.20	$4.35	8	1,600		992,510	2,143
01/29/04	$4.80	$4.37	$4.55	14	2,800		995,310	2,157
01/30/04	$4.93	$4.40	$4.50	25	6,691		1,002,001	2,182
02/02/04	$4.74	$4.50	$4.65	9	5,500		1,007,501	2,191
02/03/04	$4.67	$4.67	$4.67	3	200		1,007,701	2,194
02/04/04	—	—	$4.67	—	1		1,007,701	2,194
02/05/04	$4.77	$4.74	$4.74	2	400		1,008,101	2,196
02/06/04	—	—	$4.74	—	1		1,008,101	2,196
02/09/04	$4.79	$4.73	$4.73	6	1,400		1,009,501	2,202
02/10/04	$5.00	$4.78	$5.00	11	2,711		1,012,212	2,213
02/11/04	$5.19	$5.00	$5.00	9	1,533		1,013,745	2,222
02/12/04	$5.19	$4.92	$5.19	8	1,000		1,014,745	2,230
02/13/04	$5.19	$5.19	$5.19	1	337		1,015,082	2,231
02/17/04	—	—	$5.19	—	1		1,015,082	2,231
02/18/04	$5.09	$5.09	$5.09	2	200		1,015,282	2,233
02/19/04	—	—	$5.09	—	1		1,015,282	2,233
02/20/04	$5.01	$5.01	$5.01	2	100		1,015,382	2,235
02/23/04	$5.20	$5.15	$5.15	4	300		1,015,682	2,239
02/24/04	$5.29	$5.19	$5.25	10	2,500		1,018,182	2,249
02/25/04	$5.25	$5.18	$5.18	5	516		1,018,698	2,254
02/26/04	$5.17	$5.17	$5.17	1	1,000		1,019,698	2,255
02/27/04	$5.14	$5.01	$5.05	5	500		1,020,198	2,260
03/01/04	$9.00	$5.27	$7.70	292	86,387		1,106,585	2,552
03/02/04	$9.00	$7.10	$8.07	151	44,357		1,150,942	2,703
03/03/04	$8.07	$5.87	$6.62	87	18,764		1,169,706	2,790
03/04/04	$7.07	$5.75	$6.06	27	6,069		1,175,775	2,817
03/05/04	$6.06	$5.65	$6.04	7	1,801		1,177,576	2,824
03/08/04	$6.05	$5.24	$5.26	34	10,650		1,188,226	2,858
03/09/04	$5.26	$4.80	$4.80	13	3,500		1,191,726	2,871
03/10/04	$4.65	$4.31	$4.31	7	2,165		1,193,891	2,878
03/11/04	$4.30	$3.77	$3.77	24	10,400		1,204,291	2,902
03/12/04	$5.90	$4.05	$4.96	112	34,962		1,239,253	3,014
03/15/04	$5.39	$5.00	$5.00	23	7,583		1,246,836	3,037
03/16/04	$5.16	$4.26	$5.13	13	2,657		1,249,493	3,050
03/17/04	$4.77	$4.57	$4.60	10	4,370		1,253,863	3,060
03/18/04	$4.99	$4.93	$4.93	4	1,950		1,255,813	3,064
03/19/04	$4.76	$4.75	$4.76	5	1,000		1,256,813	3,069

EXHIBIT A	THE OILGEAR COMPANY

				Total	Total		Accumulated	Accumulated
Date	High	Low	Close	Trades	Volume	Press releases	volume	trades
03/22/04	$4.88	$4.70	$4.88	5	2,318		1,259,131	3,074
03/23/04	$4.90	$4.58	$4.58	2	696		1,259,827	3,076
03/24/04	—	—	$4.58	—	1		1,259,827	3,076
03/25/04	$4.58	$4.56	$4.56	4	500		1,260,327	3,080
03/26/04	$5.25	$4.86	$4.86	3	908		1,261,235	3,083
03/29/04	$4.95	$4.55	$4.55	9	3,460		1,264,695	3,092
03/30/04	$4.71	$4.40	$4.43	10	4,900	Annual earnings press release	1,269,595	3,102
03/31/04	$5.00	$4.60	$4.60	7	5,209		1,274,804	3,109
04/01/04	$4.98	$4.46	$4.50	27	12,411		1,287,215	3,136
04/02/04	$4.77	$4.35	$4.35	15	11,533		1,298,748	3,151
04/05/04	$4.40	$4.40	$4.40	1	1,000		1,299,748	3,152
04/06/04	—	—	$4.40	1	100		1,299,848	3,153
04/07/04	$4.35	$4.35	$4.35	2	500		1,300,348	3,155
04/08/04	$4.35	$4.22	$4.22	18	5,050		1,305,398	3,173
04/12/04	$5.00	$4.45	$4.55	43	10,000		1,315,398	3,216
04/13/04	$4.86	$3.81	$4.50	56	8,720		1,324,118	3,272
04/14/04	$4.62	$4.46	$4.50	20	8,100		1,332,218	3,292
04/15/04	$4.41	$4.41	$4.41	1	100		1,332,318	3,293
04/16/04	$4.80	$3.90	$4.20	14	4,464		1,336,782	3,307
04/19/04	$4.29	$3.96	$4.05	11	5,300		1,342,082	3,318
04/20/04	$4.49	$4.10	$4.25	8	1,824		1,343,906	3,326
04/21/04	—	—	$4.25	2	200		1,344,106	3,328
04/22/04	$4.26	$4.16	$4.18	4	1,800		1,345,906	3,332
04/23/04	$4.20	$4.17	$4.20	4	648		1,346,554	3,336
04/26/04	—	—	$4.20	2	200		1,346,754	3,338
04/27/04	$4.48	$4.26	$4.30	11	1,750		1,348,504	3,349
04/28/04	$4.38	$4.38	$4.38	1	100		1,348,604	3,350
04/29/04	$4.30	$4.25	$4.30	3	1,782		1,350,386	3,353
04/30/04	$4.30	$4.21	$4.30	3	915		1,351,301	3,356
05/03/04	$4.57	$4.50	$4.55	17	3,109		1,354,410	3,373
05/04/04	$4.81	$4.20	$4.81	21	4,809		1,359,219	3,394
05/05/04	$4.85	$4.75	$4.85	5	1,200		1,360,419	3,399
05/06/04	$5.17	$4.30	$5.17	18	6,080		1,366,499	3,417
05/07/04	$5.35	$5.03	$5.03	6	1,070		1,367,569	3,423
05/10/04	$4.47	$4.31	$4.40	46	37,602		1,405,171	3,469
05/11/04	$4.66	$4.40	$4.45	18	9,750	Quarterly earnings press release	1,414,921	3,487
05/12/04	$4.44	$4.37	$4.38	6	5,800		1,420,721	3,493
05/13/04	$4.95	$4.25	$4.25	14	5,500		1,426,221	3,507
05/14/04	—	—	$4.25	—	1		1,426,221	3,507
05/17/04	—	—	$4.25	—	1		1,426,221	3,507
05/18/04	$4.20	$4.15	$4.15	8	3,900		1,430,121	3,515
05/19/04	$4.11	$3.99	$4.00	12	9,350		1,439,471	3,527
05/20/04	$4.54	$3.80	$4.00	13	3,070		1,442,541	3,540
05/21/04	—	—	$4.00	—	1		1,442,541	3,540
05/24/04	—	—	$4.00	—	1		1,442,541	3,540
05/25/04	$4.05	$4.05	$4.05	1	300		1,442,841	3,541
05/26/04	—	—	$4.05	—	1		1,442,841	3,541
05/27/04	—	—	$4.05	—	1		1,442,841	3,541
05/28/04	—	—	$4.05	—	1		1,442,841	3,541
06/01/04	$4.25	$4.10	$4.24	11	3,700		1,446,541	3,552
06/02/04	$4.20	$4.20	$4.20	1	300		1,446,841	3,553
06/03/04	—	—	$4.20	—	1		1,446,841	3,553
06/04/04	—	—	$4.20	—	1		1,446,841	3,553
06/07/04	$4.05	$3.62	$4.05	24	3,864		1,450,705	3,577
06/08/04	$3.90	$3.90	$3.90	2	1,100		1,451,805	3,579
06/09/04	$3.82	$3.82	$3.82	3	1,900		1,453,705	3,582
06/10/04	$4.23	$3.67	$3.79	13	2,150		1,455,855	3,595
06/14/04	$4.19	$4.14	$4.19	2	1,000		1,456,855	3,597
06/15/04	$4.13	$3.68	$4.07	3	450		1,457,305	3,600
06/16/04	$3.79	$3.79	$3.79	1	100		1,457,405	3,601
06/17/04	$3.88	$3.88	$3.88	1	100		1,457,505	3,602
06/18/04	$4.00	$3.89	$4.00	4	700		1,458,205	3,606

EXHIBIT A	THE OILGEAR COMPANY

				Total	Total		Accumulated	Accumulated
Date	High	Low	Close	Trades	Volume	Press releases	volume	trades
06/21/04	—	—	$4.00	—	1		1,458,205	3,606
06/22/04	$3.96	$3.60	$3.81	9	1,282		1,459,487	3,615
06/23/04	$3.85	$3.85	$3.85	2	1,000		1,460,487	3,617
06/24/04	—	—	$3.85	—	1		1,460,487	3,617
06/25/04	—	—	$3.85	—	1		1,460,487	3,617
06/28/04	$3.80	$3.80	$3.80	2	650		1,461,137	3,619
06/29/04	—	—	$3.80	—	1		1,461,137	3,619
06/30/04	—	—	$3.80	—	1		1,461,137	3,619
07/01/04	—	—	$3.80	—	1		1,461,137	3,619
07/02/04	—	—	$3.80	—	1		1,461,137	3,619
07/06/04	$4.05	$3.95	$4.04	6	1,200		1,462,337	3,625
07/07/04	$3.95	$3.95	$3.95	2	800		1,463,137	3,627
07/08/04	$3.98	$3.90	$3.90	7	1,600		1,464,737	3,634
07/09/04	$4.14	$4.10	$4.10	2	200		1,464,937	3,636
07/12/04	$4.01	$4.01	$4.01	1	1,000		1,465,937	3,637
07/13/04	—	—	$4.01	—	1		1,465,937	3,637
07/14/04	—	—	$4.01	—	1		1,465,937	3,637
07/15/04	—	—	$4.01	—	1		1,465,937	3,637
07/16/04	—	—	$4.01	—	1		1,465,937	3,637
07/19/04	—	—	$4.01	—	1		1,465,937	3,637
07/20/04	—	—	$4.01	—	1		1,465,937	3,637
07/21/04	$4.25	$4.19	$4.25	5	500		1,466,437	3,642
07/22/04	$4.25	$3.61	$3.61	8	2,200		1,468,637	3,650
07/23/04	—	—	$3.61	—	1		1,468,637	3,650
07/26/04	—	—	$3.61	—	1		1,468,637	3,650
07/27/04	—	—	$3.61	—	1		1,468,637	3,650
07/28/04	—	—	$3.61	—	1		1,468,637	3,650
07/29/04	—	—	$3.61	—	1		1,468,637	3,650
07/30/04	—	—	$3.61	—	1		1,468,637	3,650
08/02/04	$3.71	$3.55	$3.71	5	500		1,469,137	3,655
08/03/04	—	—	$3.71	—	1		1,469,137	3,655
08/04/04	—	—	$3.71	—	1		1,469,137	3,655
08/05/04	—	—	$3.71	—	1		1,469,137	3,655
08/06/04	—	—	$3.71	—	1		1,469,137	3,655
08/09/04	$3.94	$3.71	$3.94	46	4,900		1,474,037	3,701
08/10/04	$3.94	$3.69	$3.70	4	500		1,474,537	3,705
08/11/04	—	—	$3.70	—	1		1,474,537	3,705
08/12/04	—	—	$3.70	—	1		1,474,537	3,705
08/13/04	—	—	$3.70	—	1	Quarterly earnings press release	1,474,537	3,705
08/16/04	$3.70	$3.55	$3.55	19	6,398		1,480,935	3,724
08/17/04	$3.85	$3.65	$3.85	2	1,100		1,482,035	3,726
08/18/04	$3.95	$3.67	$3.90	15	1,500		1,483,535	3,741
08/19/04	$3.93	$3.75	$3.93	2	200		1,483,735	3,743
08/20/04	$3.75	$3.75	$3.75	1	1,000		1,484,735	3,744
08/23/04	—	—	$3.75	—	1		1,484,735	3,744
08/24/04	—	—	$3.75	—	1		1,484,735	3,744
08/25/04	—	—	$3.75	—	1		1,484,735	3,744
08/26/04	$3.60	$3.60	$3.60	1	230		1,484,965	3,745
08/27/04	—	—	$3.60	—	1		1,484,965	3,745
08/30/04	—	—	$3.60	—	1		1,484,965	3,745
08/31/04	$4.25	$3.90	$3.93	22	5,502		1,490,467	3,767
09/01/04	—	—	$3.93	—	1		1,490,467	3,767
09/02/04	—	—	$3.93	—	1		1,490,467	3,767
09/03/04	$4.00	$4.00	$4.00	1	100		1,490,567	3,768
09/07/04	$5.74	$4.22	$4.82	36	5,900		1,496,467	3,804
09/08/04	$4.60	$4.10	$4.60	15	2,179		1,498,646	3,819
09/09/04	$4.58	$4.39	$4.39	9	900		1,499,546	3,828
09/10/04	$4.81	$4.67	$4.81	11	2,100		1,501,646	3,839
09/13/04	$4.92	$4.42	$4.57	25	2,805		1,504,451	3,864
09/14/04	$4.85	$4.85	$4.85	2	200		1,504,651	3,866
09/15/04	$4.74	$4.50	$4.50	5	1,100		1,505,751	3,871
09/16/04	—	—	$4.50	—	1		1,505,751	3,871

EXHIBIT A	THE OILGEAR COMPANY

				Total	Total		Accumulated	Accumulated
Date	High	Low	Close	Trades	Volume	Press releases	volume	trades
09/17/04	$4.75	$4.74	$4.75	2	400		1,506,151	3,873
09/20/04	$4.85	$4.50	$4.85	4	1,000		1,507,151	3,877
09/21/04	$4.85	$4.85	$4.85	1	100		1,507,251	3,878
09/22/04	—	—	$4.85	—	1		1,507,251	3,878
09/23/04	—	—	$4.85	—	1		1,507,251	3,878
09/24/04	—	—	$4.85	—	1		1,507,251	3,878
09/27/04	$4.80	$4.60	$4.80	5	1,700		1,508,951	3,883
09/28/04	—	—	$4.80	—	1		1,508,951	3,883
09/29/04	—	—	$4.80	—	1		1,508,951	3,883
09/30/04	—	—	$4.80	—	1		1,508,951	3,883
10/01/04	—	—	$4.80	—	1		1,508,951	3,883
10/04/04	$5.15	$4.80	$4.90	9	1,400		1,510,351	3,892
10/05/04	$4.99	$4.90	$4.98	6	1,000		1,511,351	3,898
10/06/04	$4.82	$4.82	$4.82	2	700		1,512,051	3,900
10/07/04	$4.70	$4.70	$4.70	2	600		1,512,651	3,902
10/08/04	$4.81	$4.60	$4.60	13	6,390		1,519,041	3,915
10/11/04	—	—	$4.60	—	1		1,519,041	3,915
10/12/04	—	—	$4.60	—	1		1,519,041	3,915
10/13/04	—	—	$4.60	—	1		1,519,041	3,915
10/14/04	$4.68	$4.55	$4.55	7	2,399		1,521,440	3,922
10/15/04	—	—	$4.55	—	1		1,521,440	3,922
10/18/04	—	—	$4.55	—	1		1,521,440	3,922
10/19/04	—	—	$4.55	—	1		1,521,440	3,922
10/20/04	—	—	$4.55	—	1		1,521,440	3,922
10/21/04	$4.51	$4.51	$4.51	1	100		1,521,540	3,923
10/22/04	—	—	$4.51	—	1		1,521,540	3,923
10/25/04	$4.51	$4.51	$4.51	1	100		1,521,640	3,924
10/26/04	—	—	$4.51	—	1		1,521,640	3,924
10/27/04	$4.50	$4.50	$4.50	4	3,338		1,524,978	3,928
10/28/04	—	—	$4.50	—	1		1,524,978	3,928
10/29/04	$4.82	$4.57	$4.57	2	1,000		1,525,978	3,930
11/01/04	$4.67	$4.67	$4.67	2	504		1,526,482	3,932
11/02/04	—	—	$4.67	—	1		1,526,482	3,932
11/03/04	—	—	$4.67	—	1		1,526,482	3,932
11/04/04	—	—	$4.67	—	1		1,526,482	3,932
11/05/04	—	—	$4.67	—	1		1,526,482	3,932
11/08/04	—	—	$4.67	—	1		1,526,482	3,932
11/09/04	—	—	$4.67	—	1		1,526,482	3,932
11/10/04	$4.63	$4.52	$4.52	3	525		1,527,007	3,935
11/11/04	$4.63	$4.52	$4.63	2	223		1,527,230	3,937
11/12/04	$4.89	$4.51	$4.51	9	2,374		1,529,604	3,946
11/15/04	$8.46	$4.90	$7.10	296	95,856	Quarterly earnings press release	1,625,460	4,242
11/16/04	$9.05	$5.80	$6.40	614	209,555		1,835,015	4,856
11/17/04	$7.05	$6.45	$6.70	146	47,400		1,882,415	5,002
11/18/04	$6.41	$5.22	$6.33	86	39,242		1,921,657	5,088
11/19/04	$6.70	$6.44	$6.70	17	13,509		1,935,166	5,105
11/22/04	$7.21	$6.75	$6.95	23	8,750		1,943,916	5,128
11/23/04	$7.03	$6.75	$6.78	25	8,850		1,952,766	5,153
11/24/04	$6.85	$6.70	$6.80	6	1,700		1,954,466	5,159
11/26/04	$6.80	$6.51	$6.51	3	375		1,954,841	5,162
11/29/04	$6.99	$6.50	$6.55	8	3,920		1,958,761	5,170
11/30/04	$6.96	$6.50	$6.78	11	2,899		1,961,660	5,181
12/01/04	$7.00	$6.57	$6.90	13	1,750		1,963,410	5,194
12/02/04	$6.50	$6.50	$6.50	1	340		1,963,750	5,195
12/03/04	$6.50	$6.50	$6.50	2	510		1,964,260	5,197
12/06/04	—	—	$6.50	—	1		1,964,260	5,197
12/07/04	$6.55	$6.25	$6.47	14	2,908		1,967,168	5,211
12/08/04	$6.06	$5.53	$5.70	14	5,350		1,972,518	5,225
12/09/04	$5.60	$5.60	$5.60	1	500		1,973,018	5,226
12/10/04	$5.55	$5.55	$5.55	2	2,009		1,975,027	5,228
12/13/04	—	—	$5.55	1	2,000		1,977,027	5,229
12/14/04	$6.98	$6.22	$6.22	11	9,580		1,986,607	5,240

EXHIBIT A	THE OILGEAR COMPANY

				Total	Total		Accumulated	Accumulated
Date	High	Low	Close	Trades	Volume	Press releases	volume	trades
12/15/04	$5.68	$5.68	$5.68	1	150		1,986,757	5,241
12/16/04	$6.22	$5.75	$6.18	14	3,200		1,989,957	5,255
12/17/04	—	—	$6.18	—	1		1,989,957	5,255
12/20/04	$6.50	$6.32	$6.50	3	749		1,990,706	5,258
12/21/04	$6.68	$6.67	$6.68	2	600		1,991,306	5,260
12/22/04	$6.49	$6.47	$6.49	2	300		1,991,606	5,262
12/23/04	$7.00	$6.79	$7.00	9	2,410		1,994,016	5,271
12/27/04	$6.99	$6.51	$6.51	13	2,673		1,996,689	5,284
12/28/04	$8.54	$6.98	$8.01	84	41,670		2,038,359	5,368
12/29/04	$8.49	$8.16	$8.25	15	5,635		2,043,994	5,383
12/30/04	$8.18	$8.01	$8.01	6	2,310		2,046,304	5,389
12/31/04	$8.67	$8.00	$8.67	23	7,792		2,054,096	5,412
01/03/05	$10.14	$8.61	$8.63	121	42,633		2,096,729	5,533
01/04/05	$10.21	$8.75	$9.00	48	15,321		2,112,050	5,581
01/05/05	$9.45	$9.00	$9.13	18	5,011		2,117,061	5,599
01/06/05	$9.34	$8.32	$8.90	18	5,121		2,122,182	5,617
01/07/05	$9.79	$8.75	$9.00	44	14,900		2,137,082	5,661
01/10/05	$9.00	$8.76	$8.90	19	7,640		2,144,722	5,680
01/11/05	$8.90	$8.72	$8.76	11	3,134		2,147,856	5,691
01/12/05	$8.84	$8.81	$8.84	3	590		2,148,446	5,694
01/13/05	$9.01	$8.88	$9.00	9	3,560		2,152,006	5,703
01/14/05	$9.05	$8.94	$9.05	3	300		2,152,306	5,706
01/18/05	$9.50	$8.72	$8.72	28	5,131		2,157,437	5,734
01/19/05	$9.00	$8.83	$8.83	4	2,040		2,159,477	5,738
01/20/05	$8.99	$8.98	$8.99	3	300		2,159,777	5,741
01/21/05	$9.00	$8.99	$9.00	12	4,740		2,164,517	5,753
01/24/05	$9.02	$9.01	$9.02	5	1,700		2,166,217	5,758
01/25/05	$9.31	$8.80	$9.20	26	8,350		2,174,567	5,784
01/26/05	$10.40	$9.20	$10.09	67	20,248		2,194,815	5,851
01/27/05	$10.50	$10.15	$10.49	13	2,747		2,197,562	5,864
01/28/05	$10.80	$10.35	$10.74	37	19,575		2,217,137	5,901
01/31/05	$11.49	$10.94	$11.40	66	14,071		2,231,208	5,967
02/01/05	$11.64	$10.80	$11.04	99	23,562		2,254,770	6,066
02/02/05	$10.95	$10.16	$10.28	25	7,046		2,261,816	6,091
02/03/05	$11.00	$10.40	$10.99	36	7,057		2,268,873	6,127
02/04/05	$10.51	$10.40	$10.51	6	887		2,269,760	6,133
02/07/05	$11.09	$10.75	$11.07	38	14,090		2,283,850	6,171
02/08/05	$11.30	$11.05	$11.28	18	4,575		2,288,425	6,189
02/09/05	$11.29	$11.00	$11.09	9	1,730		2,290,155	6,198
02/10/05	$10.99	$10.50	$10.50	7	1,365		2,291,520	6,205
02/11/05	$10.74	$10.51	$10.52	5	1,850		2,293,370	6,210
02/14/05	$11.30	$10.53	$11.13	34	9,537		2,302,907	6,244
02/15/05	$10.82	$10.82	$10.82	1	100		2,303,007	6,245
02/16/05	$10.83	$10.83	$10.83	1	880		2,303,887	6,246
02/17/05	$10.95	$10.95	$10.95	1	100		2,303,987	6,247
02/18/05	$11.25	$10.94	$11.00	34	10,510		2,314,497	6,281
02/22/05	$11.00	$10.30	$11.00	17	6,679		2,321,176	6,298
02/23/05	$10.46	$9.85	$10.35	34	14,020		2,335,196	6,332
02/24/05	$11.00	$8.56	$9.80	70	16,824		2,352,020	6,402
02/25/05	$9.90	$9.45	$9.89	14	3,150		2,355,170	6,416
02/28/05	$10.20	$9.50	$9.50	4	672		2,355,842	6,420
03/01/05	$9.94	$9.01	$9.67	9	890		2,356,732	6,429
03/02/05	$9.69	$9.25	$9.69	2	288		2,357,020	6,431
03/03/05	$9.91	$9.90	$9.90	3	2,100		2,359,120	6,434
03/04/05	$9.94	$9.25	$9.48	47	4,975		2,364,095	6,481
03/07/05	$9.56	$9.00	$9.25	80	8,350		2,372,445	6,561
03/08/05	$11.24	$9.13	$10.06	97	15,896		2,388,341	6,658
03/09/05	$11.00	$10.03	$10.17	29	3,467		2,391,808	6,687
03/10/05	$10.03	$9.63	$9.88	11	2,400		2,394,208	6,698
03/11/05	$10.75	$9.86	$9.86	10	1,400		2,395,608	6,708
03/14/05	$9.98	$9.72	$9.96	11	2,614		2,398,222	6,719
03/15/05	$9.76	$9.76	$9.76	1	1,000		2,399,222	6,720

EXHIBIT A	THE OILGEAR COMPANY

				Total	Total		Accumulated	Accumulated
Date	High	Low	Close	Trades	Volume	Press releases	volume	trades
03/16/05	$9.89	$9.20	$9.45	51	6,225		2,405,447	6,771
03/17/05	$9.33	$9.12	$9.12	7	1,100		2,406,547	6,778
03/18/05	$9.02	$8.75	$8.75	14	6,788	Press release on restatement of Italian error	2,413,335	6,792
03/21/05	$8.85	$8.51	$8.51	10	2,473		2,415,808	6,802
03/22/05	$8.51	$8.51	$8.51	1	500		2,416,308	6,803
03/23/05	$8.51	$8.51	$8.51	10	1,364		2,417,672	6,813
03/24/05	$9.48	$8.53	$8.53	3	1,715		2,419,387	6,816
03/28/05	$9.72	$8.51	$9.43	27	4,645		2,424,032	6,843
03/29/05	$9.33	$9.22	$9.32	3	1,700		2,425,732	6,846
03/30/05	$9.46	$8.83	$8.83	11	2,300		2,428,032	6,857
03/31/05	$8.58	$8.51	$8.51	2	250	Annual earnings press release	2,428,282	6,859
04/01/05	$8.81	$8.51	$8.81	9	3,833		2,432,115	6,868
04/04/05	$8.81	$8.81	$8.81	1	168		2,432,283	6,869
04/05/05	$8.75	$8.52	$8.52	7	1,000		2,433,283	6,876
04/06/05	$8.74	$8.56	$8.74	4	932		2,434,215	6,880
04/07/05	$8.71	$8.51	$8.71	13	3,700		2,437,915	6,893
04/08/05	$8.31	$8.15	$8.20	8	1,885		2,439,800	6,901
04/11/05	$8.43	$8.00	$8.19	8	1,171		2,440,971	6,909
04/12/05	$7.60	$7.50	$7.50	2	500		2,441,471	6,911
04/13/05	$7.50	$6.60	$7.47	9	2,426		2,443,897	6,920
04/14/05	$7.66	$7.53	$7.53	4	450		2,444,347	6,924
04/15/05	—	—	$7.53	—	1		2,444,347	6,924
04/18/05	$7.90	$7.90	$7.90	1	222		2,444,569	6,925
04/19/05	$7.51	$6.70	$7.51	5	570		2,445,139	6,930
04/20/05	$7.50	$6.46	$7.50	4	600		2,445,739	6,934
04/21/05	$7.50	$7.48	$7.48	3	818		2,446,557	6,937
04/22/05	—	—	$7.48	—	1		2,446,557	6,937
04/25/05	$7.48	$7.48	$7.48	1	216		2,446,773	6,938
04/26/05	$7.00	$6.70	$7.00	5	2,401		2,449,174	6,943
04/27/05	$6.70	$6.70	$6.70	1	400		2,449,574	6,944
04/28/05	$7.00	$7.00	$7.00	2	420		2,449,994	6,946
04/29/05	—	—	$7.00	—	1		2,449,994	6,946
05/02/05	—	—	$7.00	—	1		2,449,994	6,946
05/03/05	$7.00	$6.75	$7.00	5	1,101		2,451,095	6,951
05/04/05	$7.50	$7.50	$7.50	1	141		2,451,236	6,952
05/05/05	—	—	$7.50	—	1		2,451,236	6,952
05/06/05	—	—	$7.50	—	1		2,451,236	6,952
05/09/05	—	—	$7.50	—	1		2,451,236	6,952
05/10/05	$9.25	$7.50	$9.07	52	12,426	Quarterly earnings press release	2,463,662	7,004
05/11/05	$10.51	$8.50	$10.13	108	26,224		2,489,886	7,112
05/12/05	$10.50	$9.76	$9.98	25	7,690		2,497,576	7,137
05/13/05	$10.11	$9.10	$9.10	9	2,500		2,500,076	7,146
05/16/05	$9.72	$9.52	$9.72	9	2,200		2,502,276	7,155
05/17/05	—	—	$9.72	—	1		2,502,276	7,155
05/18/05	$9.75	$9.30	$9.30	6	1,343		2,503,619	7,161
05/19/05	$8.91	$8.86	$8.86	5	650		2,504,269	7,166
05/20/05	$9.30	$8.49	$9.29	11	2,100		2,506,369	7,177
05/23/05	$9.00	$9.00	$9.00	2	300		2,506,669	7,179
05/24/05	—	—	$9.00	—	1		2,506,669	7,179
05/25/05	$9.00	$8.50	$9.00	14	3,400		2,510,069	7,193
05/26/05	$9.10	$9.00	$9.00	18	3,857		2,513,926	7,211
05/27/05	$9.00	$9.00	$9.00	3	600		2,514,526	7,214
05/31/05	$9.50	$8.24	$8.59	7	1,100		2,515,626	7,221
06/01/05	$8.57	$8.57	$8.57	2	500		2,516,126	7,223
06/02/05	$8.75	$8.57	$8.75	6	1,770		2,517,896	7,229
06/03/05	—	—	$8.75	—	1		2,517,896	7,229
06/06/05	$9.50	$9.25	$9.50	3	1,401		2,519,297	7,232
06/07/05	$9.30	$8.65	$8.98	7	1,207		2,520,504	7,239
06/08/05	$8.51	$8.51	$8.51	1	100		2,520,604	7,240
06/09/05	$8.46	$8.21	$8.21	3	400		2,521,004	7,243
06/10/05	$8.44	$8.20	$8.44	5	3,000		2,524,004	7,248
06/13/05	$7.97	$7.97	$7.97	1	100		2,524,104	7,249

EXHIBIT A	THE OILGEAR COMPANY

				Total	Total		Accumulated	Accumulated
Date	High	Low	Close	Trades	Volume	Press releases	volume	trades
06/14/05	$8.51	$8.40	$8.45	25	4,105		2,528,209	7,274
06/15/05	$9.50	$8.33	$8.79	28	4,550		2,532,759	7,302

06/16/05	$10.41	$9.25	$9.76	111	29,156		2,561,915	7,413

06/17/05	$23.10	$10.20	$16.55	2,319	525,975	Day trader frenzy, they thought the Company was an energy company	3,087,890	9,732
06/20/05	$16.24	$13.55	$13.80	1,521	372,638		3,460,528	11,253
06/21/05	$15.98	$13.01	$13.56	808	213,719		3,674,247	12,061
06/22/05	$14.14	$12.48	$12.50	241	65,714		3,739,961	12,302
06/23/05	$14.50	$11.60	$11.87	384	117,128		3,857,089	12,686
06/24/05	$12.16	$11.06	$11.10	146	31,872		3,888,961	12,832
06/27/05	$12.50	$10.62	$11.28	104	19,335		3,908,296	12,936
06/28/05	$12.20	$11.12	$11.40	66	15,764		3,924,060	13,002
06/29/05	$11.50	$10.72	$11.27	81	21,244		3,945,304	13,083
06/30/05	$12.30	$10.79	$11.58	93	28,223		3,973,527	13,176
07/01/05	$12.00	$11.64	$12.00	12	1,450		3,974,977	13,188
07/05/05	$11.89	$11.21	$11.60	21	5,787		3,980,764	13,209
07/06/05	$14.95	$11.34	$13.58	494	115,402		4,096,166	13,703
07/07/05	$14.28	$12.30	$14.23	317	67,741		4,163,907	14,020
07/08/05	$15.15	$13.38	$13.90	193	40,952		4,204,859	14,213
07/11/05	$14.02	$13.06	$13.40	157	36,759		4,241,618	14,370
07/12/05	$16.40	$13.27	$15.65	418	133,494		4,375,112	14,788
07/13/05	$17.49	$14.61	$17.07	797	211,090		4,586,202	15,585
07/14/05	$17.06	$14.00	$14.64	477	99,226		4,685,428	16,062
07/15/05	$17.20	$14.37	$16.00	380	117,409		4,802,837	16,442
07/18/05	$16.94	$15.10	$15.74	198	61,013		4,863,850	16,640
07/19/05	$16.75	$15.25	$15.30	105	26,091		4,889,941	16,745
07/20/05	$15.66	$15.00	$15.50	69	20,545		4,910,486	16,814
07/21/05	$15.83	$14.60	$15.83	76	18,340		4,928,826	16,890
07/22/05	$15.83	$14.69	$14.75	95	16,236		4,945,062	16,985
07/25/05	$16.90	$14.75	$15.96	231	60,101		5,005,163	17,216
07/26/05	$16.68	$15.55	$15.82	38	11,029		5,016,192	17,254
07/27/05	$15.99	$14.80	$14.97	132	24,819		5,041,011	17,386
07/28/05	$15.56	$14.69	$14.95	84	22,020		5,063,031	17,470
07/29/05	$15.50	$14.55	$15.38	117	32,455		5,095,486	17,587
08/01/05	$15.70	$14.68	$15.00	89	25,509		5,120,995	17,676
08/02/05	$15.42	$14.75	$14.91	112	32,007		5,153,002	17,788
08/03/05	$16.70	$14.96	$15.60	284	88,536		5,241,538	18,072
08/04/05	$16.50	$15.75	$16.05	158	48,615		5,290,153	18,230
08/05/05	$18.00	$15.61	$17.93	433	131,630		5,421,783	18,663
08/08/05	$19.25	$17.12	$18.93	506	152,297		5,574,080	19,169
08/09/05	$22.89	$20.20	$20.91	827	240,447	Quarterly earnings press release	5,814,527	19,996
08/10/05	$21.64	$18.66	$19.43	507	139,862		5,954,389	20,503
08/11/05	$20.08	$18.91	$19.20	203	44,985		5,999,374	20,706
08/12/05	$20.90	$19.20	$20.60	266	75,909		6,075,283	20,972
08/15/05	$21.70	$19.75	$19.96	326	100,593		6,175,876	21,298
08/16/05	$20.82	$18.04	$18.62	209	63,068		6,238,944	21,507
08/17/05	$18.96	$16.32	$17.30	409	89,841		6,328,785	21,916
08/18/05	$18.80	$16.36	$16.70	358	89,354		6,418,139	22,274
08/19/05	$18.20	$16.52	$17.90	384	131,986		6,550,125	22,658
08/22/05	$18.83	$17.67	$18.48	165	44,086		6,594,211	22,823
Trading History for (OLGR) — Sources: NASDAQ Online, IDC
All information contained herein is obtained from sources believed to be accurate and reliable, but, because of the possibility of human and mechanical error as well as other factors, ALL INFORMATION IS PROVIDED ‘AS IS’ WITHOUT WARRANTY OF ANY KIND, AND THE NASDAQ STOCK MARKET, INC. EXPRESSLY DISCLAIMS ALL EXPRESS AND IMPLIED WARRANTIES OF ANY KIND AND MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, TO ANY PERSON OR ENTITY, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE.